12/23

02069075

82- SUBMISSIONS FACING SHE

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Legal & General

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 22 2003
THOMSON
FINANCIAL

FILE NO. 82- 3664 FISCAL YEAR 12-31-96

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 1/15/03

Annual Report & Accounts 1996

Customers

know that our products are a promise.

Customers need

trust to buy a promise.

Our customers trust

deliver.

Legal & General

omers

…have trusted us to deliver for

The pursuit of our strategy

SUCCESS of 1996

…d beyond…" David Prosser, Group Chief Executive

Legal & General Today

Today, Legal & General is a financial services company serving personal clients with a broad range of good value products available through sales consultants, IFAs, tied agents or over the telephone. The personal financial products we sell include:

- Annuities
- Endowments
- Household insurance
- Investment Trusts
- Mortgages
- Pensions
- Car insurance
- Health insurance
- Investment Bonds
- Life assurance
- PEPs
- Unit Trusts

The Group also has substantial inter-related corporate businesses, predominantly in the pensions area, products of which include:

- Pension funds investment management
  - indexed/active
- Venture capital
  - management buy-outs
  - management buy-ins
- Group pensions bulk purchase annuity
- Group risk insurance



Throughout 1996 an increasing number of customers explored the benefits of dealing with us direct by telephone

The Group has operations in six countries: UK, USA, Australia, France, Netherlands and Indonesia. The Group has 34,000 shareholders and 2.5 million policyholders served by 7,500 staff from our principal offices in the UK and overseas.

At 31 December 1996 the Company was in the top half of the FT-SE 100 with a market capitalisation of £4.6 billion and funds under management of £48.1 billion.


Welcome to the
Legal & General Home Page
Legal & General
HealthCare

Further details of your growing company can be found on our World Wide Web site at: http://www.legal-and-general.co.uk/

"Cust
160 years

led to the

It underpins our optimism for growth in 199

The First Years



Sergeant John Adams
First Chairman
of Legal & General

In 1836, King William IV was on the throne, horsedrawn hansom cabs plied the streets of London, and the new design for the Houses of Parliament was being agreed.

In the same year, six London lawyers met in one of London's coffee houses and agreed to form a life assurance company for the legal profession – the Legal and General Life Assurance Society.

The Society opened its doors for business at a temporary office at 10 Chancery Lane on 19 September 1836 and issued its first life assurance policy a month later.


PRO SALUTE

Coat of arms of
the Legal & General
Assurance Society

For a first year premium of £44 9s 2d, Thomas Smith, a solicitor, was covered for a sum assured of £1,000 – a huge sum in those days. In spite of being interviewed by the directors, he died within a few years.


1836
LEGAL & GENE

The Society's
original insign
produced in
metal in 1836

The Society commenced business with an initial capital of £40,000. Within a year, the Society had expanded sufficiently to require new premises to be built in Fleet Street with a full time staff of three. In 1860 its assets reached £1,000,000.

In 1846, this forward looking Society removed several restrictions from its life assurance policy with respect to residence and sea risk in various parts of the world and abolished forfeiture in case of death by duelling!

1996 was a very good year for your company. Excellent sales figures, a good rise in operating profit and impressive dividend growth were achieved by delivering on our promises to customers:

Superior products

Consistently good returns

Good value

Ease of purchase

Peace of mind

Financial Highlights

	1996 £m	1995 £m
Life and pensions business - UK	207.0	181.5
- Overseas	43.0	38.3
	250.0	219.8
General insurance	**29.9**	23.4
Other operations	**11.5**	9.3
Operating profit from continuing operations	**291.4**	252.5
Profit attributable to shareholders	**1,800.5**	195.2
Cost of dividend	**138.8**	120.4
Shareholders' funds on the achieved profits basis	**3,589.0**	3,204.0

Operating Profit* (£m)


84.5 181.0 168.6 252.5 **291.4**
92 93 94 95 96

Earnings Per Share* - Operating Profit (p)


5.39 12.21 9.07 14.68 **16.57**
92 93 94 95 96

Dividend Per Share (p)


7.64 8.04 8.68 9.76 **11.13**
92 93 94 95 96

Shareholders' Interest in the UK Long Term Fund (£bn)


1.84 2.30 2.22 2.66 **2.92**
92 93 94 95 96

Worldwide Funds Under Management (£bn)


24.7 33.7 33.6 40.1 **48.1**
92 93 94 95 96

L&G Share Price Compared to FT-SE A All-Share Index


Legal & General
FT-SE A All-Share
250
200
150
100
91 92 93 94 95 96

** Operating profit and earnings per share exclude the profit from discontinued commercial GI business from 1995*

Chairman's Statement

1996 was a very good year for your company. A strong performance across our businesses resulted in excellent sales figures, a good rise in operating profit and impressive dividend growth. The combination of these results and our financial strength means that the prospects for our policyholders and shareholders are bright.

Performance

Our progress in 1996 was driven by a very successful sales performance. Worldwide, our sales, on an equivalent premium income* basis, rose by more than a third from 1995. Sales in the UK showed an even sharper increase of 54%. This strong performance was achieved by organic growth. We believe it confirms that our decision to concentrate on our savings and protection business is a strategy for success in today's highly competitive markets. It also serves as a testament to the quality and commitment of our staff.

Profit and Dividend

Our strong performance in 1996 lifted worldwide operating profit from continuing operations to £291.4 million, up 15.4% from 1995. We have declared a final dividend of 7.63p per share, which gives a total dividend for 1996 of 11.13p per share, representing a rise of 14% from the previous year. This increase in the dividend shows the effect of the changes in the operation of our UK long term fund which we announced in November 1995 and implemented in February 1996.

These changes enable the directors to adopt a basis for transfers from the UK long term fund, which bette reflects the shareholders' interest in this fund. Our intention is to increase the transfers progressively, until a level is reached which reflect an appropriate return on the shareholders' interest in the UK long term fund.

The directors review annually the capacity of the UK long term fund to make the transfers and, in the current environment, are projecting compound growth of 14% per annum over the medium term. This, together with other operational casl flow, provides a secure base to support the Group's progressive dividend policy.

Progress Across the Group

In the retail market, customers responded positively to the good value for money offered by our products, and to the high quality of service through our various distribution channels and service centres

In the corporate sector, we were highly successful in the pensions annuity market in which we won a major share of the new business awarded in the UK during the year. This resulted in new business of £682 million, compared with £138 million in 1995.

"In the UK sales increased by 54% over 1995"

*Equivalent premium income (EPI) is annual premiums plus 10% of single premiums (including PEP and unit trust sales).

Our UK investment management team had an excellent year, gaining £4.25 billion of new business from pension funds. This helped raise our worldwide funds under management by 20% to £48.1 billion, from £40.1 billion at the end of 1995.



Sir Christopher Harding, Chairman

Industry Issues

During 1996, the consolidation within the financial services industry continued – and it appears still to have some way to run. At the same time, a number of building societies and a mutual life insurer are submitting themselves to the rigours of the stock market by converting into listed companies.

Further consolidation is likely to lead to an intensification of competitive pressures. Our strong market focus and considerable financial strength give us confidence that we can succeed in this period of rapid change.

Corporate Governance

We meet the high standards in corporate governance laid down by the Cadbury and Greenbury committees.

Our internal corporate governance standards are reflected in our approach to our responsibilities as a major institutional investor. By encouraging compliance with evolving standards, we look to build up long term relationships with the companies in which we invest. When we feel change is necessary, we can and do exercise positive pressure through the existing board.

During the year, we have appointed two non-executive directors to your Board – Rob Margetts, executive director of Imperial Chemical Industries Plc, and Charles Bowen, chief executive of Booker Plc. They bring with them a wide range of commercial experience in the UK and abroad. In February 1997, David Reid resigned from the Board. Lady Howe and Sir Frederick Crawford are retiring from the Board at the Annual General Meeting, having served eight and nine years, respectively. On your behalf I would like to thank them for their wise counsel and their commitment over the years.

Outlook

Looking forward, we will focus on organic growth. We believe that, after the rapid recovery of 1996, demand for financial services will continue to grow steadily.

Finally, I should like to repeat my thanks to our staff. Their hard work and all-round excellence has delivered the exciting progress of the past year.

Christopher Harding

Sir Christopher Harding
Chairman

Group Chief Executive's Review

1996 was an extremely good year for Legal & General. The impressive growth in sales and profit was the result of our strategy of providing consistently good value products through a range of distribution channels, and backed by a strong investment team. We are selling more products, to more customers, more efficiently and we continue to grow market share profitably.

Strategy and Competence

The business of the Group is the provision of a broad range of financial services to satisfy the needs of individual customers for personal and family protection; funding for retirement; housing finance; and investing for income and growth. Our corporate business complements this individual sector business, with which it shares a wide range of resources.

Our ability to increase the competitiveness of our products profitably stems from the strides we have made in improving efficiency, coupled with strong investment management. More competitive products, supported by lower unit administration costs, cost-effective sales distribution and good investment returns, result in higher sales, greater customer loyalty and increased profit.

We have widened the range of individual products available and focused on segments of the corporate market where our strengths mean that we can gain significant market share.

The UK general insurance business is now strategically positioned as a personal lines business, following the sale of the commercial lines business in July 1996.

The price offered was attractive and we believe this business has a better opportunity to prosper as part of a group which is committed to growing that sector of the market. The sale generated an exceptional profit before tax of £70 million.

Our success in 1996 owes much to the consistent pursuit of our business strategy. It underpins our optimism for growth in 1997 and beyond, despite the competitiveness of the market.

UK Operations

We achieved strong growth in new business volumes during the year.

The £4.25 billion of new funds won during 1996 was tangible evidence of the success of our investment management business.

Our sales performance reflected the fundamental strengths of our core UK business. Having set ambitious sales targets, we then exceeded them by satisfying our customers' clear preference for consistently good value products, sold through a broad range of distribution channels.

We are now selling more products, to more customers, more efficiently than ever before. Our plans for future growth suggest that we should continue to grow market share profitably.



David Prosser, Group Chief Executive

New Products

By providing a broad range of value-for-money products, we increase our customers' confidence that they can turn to us to meet their changing needs.

We led the industry by further improving the already good value of our term assurance products. Competitive pricing of our new UK Equity Index Tracker PEP made it the lowest cost PEP in this market, resulting in a dramatic increase in sales.

Other new initiatives included our entry into the private medical insurance market, and successful re-entry into the individual pension annuity market early in 1997.

Distribution

Legal & General's products and services are distributed through four distinct sales channels: our direct sales force, tied agents, independent financial advisers, and – more recently – by telephone sales. This allows customers to access our services in the way that best suits

"We are selling more products to more customers more efficiently" their particular needs, while giving Legal & General access to a wide spectrum of potential customers.

Sound Advice
Financial issues can be complex. We believe the majority of our customers require clear advice and guidance. With this in mind, we have worked hard to maximise our quality of advice and product information – something which our customers are increasingly demanding. We continue to invest to meet higher training and competence standards. For our customers, this means additional confidence and peace of mind in the service available to them.

Financial Strength
Customer confidence in our financial stability is key to our long term success. Because of this, it is especially pleasing that the international rating agencies, Standard & Poor's and Moody's, both recognise the operational and financial strength of our UK long term fund with triple A ratings.

Efficiency
Much has been achieved in the control of costs, with the average cost of administering UK long term individual policies falling by 20% over the last 4 years. Despite our success in this area in 1996, there is no room for complacency. We are constantly looking for ways to operate more effectively, to improve the quality of service and to reduce operational costs. Another aspect of maintaining our competitive edge is the continued re-engineering of our systems and processes.

Pensions Review
The Personal Investment Authority (PIA) review of personal pension mis-selling has continued to attract media comment. Your company has promised to provide redress to any personal pension customer who suffered financial loss arising from mis-selling by any of our representatives. We have consistently sought to improve the process so that the issues can be resolved as efficiently as possible.

Overseas Operations
The Group's overseas life and pensions operations continued to make good progress with profits of £43.0 million. Despite the strength of sterling, this was an increase of 12.3% over the 1995 profit of £38.3 million.

In Australia profits grew strongly to £15.5 million from £13.2 million, following the acquisition and successful integration of SGIC, purchased in November 1995. The USA business reported a profit of £19.5 million, up 12.1% from the 1995 level of £17.4 million. Cost savings have been achieved through combining the marketing and administration functions of Banner and William Penn. Banner Life refocused its distribution strategy on the broker market and early sales results are encouraging.

Profits in France were held back by the depressed state of the local property market. Strong growth and good claims experience in the Netherlands, together with realised investment gains, brought an increase in profits from £1.7 million to £5.4 million.

We continue to look for further opportunities in high-growth economies.

Rewards to Staff
Our staff made a significant contribution to the success of 1996.

"Investing in better systems and developing better products to give a better deal for customers"

This has been recognised through market and performance-related remuneration packages. These have proved their worth by helping staff to focus on adding value, which in turn benefits policyholders and shareholders. We have further recognised the efforts of the UK staff in 1996 by allocating 100 shares each to around 4,500 eligible members of the UK staff profit-sharing scheme.

At the same time, we continue to invest in training programmes to enhance their effectiveness across the Group. This is increasingly important as the pace of change in the financial services industry is accelerating.

Social Responsibility
We believe that our responsibilities extend beyond shareholders, customers and staff to the community at large. Our serious approach to this social obligation is covered in a full report on the year's developments on pages 16 and 17.

The Future
In common with governments across the world, the UK government will face increasing demographic and financial pressures on the provision of state welfare benefits. The trend towards self-provision looks likely to increase.

Having already participated in consultations on the potential role of the private sector in providing long term care, we are ready to play an active role in any further debate.


CORPORATE STRENGTHS
Broad Range of Products – Quality Features
Financial Strength
CUSTOMER BENEFITS
Peace of Mind
Superior Products
Satisfied Customers
Satisfied Shareholders
Satisfied Customers
Ease of Purchase
Consistently Good Returns
Multi-channel Distribution
Proven Fund Management Skills
Good Value
Meeting More Customer Needs Cost-effectively

The Virtuous Circle
Competitive Products = More Sales = Greater Shareholder Value

1996 was an extremely good year and I am encouraged, but not complacent, about the prospects for 1997.

Growth in our markets shows no sign of slowing. We have the financial strength, skills, products and people to ensure that we continue to grow our market share profitably and strengthen our position as a leading specialist supplier of financial services.

There is still much to do if Legal & General is to thrive in a very competitive market place. We shall improve and strengthen the business, investing in better systems and developing better products to give customers a better deal. If the customer does well, everyone does well.

David Prosser
Group Chief Executive

Business Review

Worldwide operating profit before tax from continuing operations rose 15.4% to £291.4 million (1995,£252.5 million). Of this, life and pensions business profits grew to £250.0 million from £219.8 million.


Life & Pensions (UK)
£207.0m
Life & Pensions (Overseas)
£43.0m
£11.5m
Other Operations and Other Income
£29.9m
General Insurance

Fig 1.
Worldwide Operating Profit

UK OPERATIONS

UK life and pensions profit grew to £207.0 million (1995, £181.5 million). General insurance profit from continuing operations increased from £28.5 million to £30.3 million. Other operations produced a profit of £6.6 million against a loss of £1.8 million in 1995.

Life and Pensions

UK equivalent premium income* grew by 54% and is analysed in Figure 2 on page 9. There was strong profitable growth in sales of life, pensions and investment products. This resulted in a further increase in market share for new individual life and pensions annual premium business. Our aim is to provide individual customers with a quality of product and service which makes us the natural choice to meet future needs.

UK Individual

All product areas showed significant growth. New life annual premiums rose strongly to £75.2 million (1995, £52.6 million), an increase of 43%, affirming the value of Legal & General's mortgage repayment and protection products in an improving housing market.

The 60% growth in life single premiums underlined the continuing success of the Distribution Bond. Individual pension single premiums rose by 26% to reach £228.2 million, endorsing the strength of the personal pensions product.

Sales of PEPs and unit trusts reached £205.7 million (1995, £177.4 million). This reflected Legal & General's success in the index tracking market, with the UK Equity Index Tracking PEP as the lowest cost product in this market.

UK Corporate

Single premium pensions new business of £724.6 million was more than four times the 1995 level of £175.8 million. This performance emphasises Legal & General's powerful position in the bulk purchase annuity business. The Group won a major share of this important market in 1996.

Group risk annual premiums (group life and group permanent health) were up 12% to £15.5 million, helped by further recruitment to the specialist sales team. Annual premium group pensions business was up 10%.

Mortgage Lending

Our mortgage lending business is increasingly recognised for innovative,

** Equivalent premium income (EPI) is annual premiums plus 10% of single premiums (including PEP and unit trust sales).*

CUSTOMERS TRUST US TO DELIVER...

Superior Products



At Legal & General our customers rely on us to provide a broad range of high-quality products to meet their needs

Broad Range of Products ~ Quality Features

Legal & General offers a wide range of competitively priced, high-quality financial products to meet customers' diverse and changing needs.

- LIFE ASSURANCE In addition to basic life cover, we offer optional features which enable our customers to build an individual plan.
- PENSION PLANS Our range of flexible personal pensions offers contribution and investment options to meet the varying needs of our customers.
- UNIT TRUSTS AND PEPS No initial charges and no withdrawal fees after five years. These features have established Legal & General as the market leader in low-cost, managed investments.
- MORTGAGES The highly-innovative products available through Legal & General Mortgages include *Flexible Reserve*, winner of the 1996 *Your Mortgage* Editor's Special Award.
- HEALTHCARE Legal & General's Lifetime HealthCare Plan underlines our commitment to flexibility and affordability. This unique plan combines health insurance, accidental death and disability benefits, and allows customers to build a cash reserve for optical, dental and some alternative medical treatments.
- PROPERTY PROTECTION Legal & General is involved in one in every 12 house purchases arranged in the UK and is committed to the delivery of good value household insurance products.



"L&G has shown itself dedicated to introducing new products... if anyone can grow market share in an expanding market it will be L&G"

Independent on Sunday, Sunday 9 February 1997

value for money products, particularly the Flexible Reserve mortgage. New mortgage loans grew to £115.0 million (1995, £33.0 million).

Profit

UK life and pensions pre-tax operating profit grew to £207.0 million (1995, £181.5 million), a rise of 14%.

The 1996 result shows the increased contribution from non-profit business, following the change in Articles and the growth of the in-force portfolio.

The with-profits contribution declined to £96.8 million. However, after taking account of the shareholders' share of the 1995 special bonus which increased the 1995 result by £27.0 million, 1996 brought an increased contribution from the growth in the business, partly offset by lower bonus levels.

The permanent health insurance (PHI) loss of £3.0 million reflected adverse experience and strengthening of reserves. An analysis of the UK life and pensions profit is shown in Figure 3.

Distribution

Multi-channel distribution has been an important contributor to Legal & General's profitable sales growth in 1996. The activities of the various sales channels are co-ordinated to provide greater focus in key areas such as house purchase.

Last year, we reported the establishment of the Mortgage Club. Its aim is to maximise the effectiveness of our relationships with major UK mortgage lenders and to pass on the resulting benefits to our customers and intermediaries. In 1996, the Mortgage Club accounted for over £50 million of completed mortgages for our own mortgage business.

Legal & General has an involvement in one in every twelve house purchases completed in the UK, either as the provider of the loan, the repayment vehicle for interest-only mortgages, mortgage protection or household building and contents policies or through estate agency services.

Independent Financial Advisers

There are distinct segments within the independent financial advisory market, and we have a tailored response to each. Initially we established a national account team to support the largest UK brokers. Further specialist teams have now been introduced servicing building societies, employee benefit consultants and recognised professional bodies such as accountants or consulting actuaries. Additionally, we are now providing telephone support and advice to some 2,000 smaller firms.


100
80
60
40
20
0
Individual Life
Individual Pensions
Group
PEPs/Unit Trusts
1995
1996

Fig 2. UK New Business (EPI)

Fig 3. UK Life and Pensions Profit Before Tax	1996 £m	1995 £m
With-profits – life	**68.0**	81.7
– individual pensions	**22.9**	26.0
– group pensions	**5.9**	8.7
	96.8	*116.4
Non-profit	**113.2**	61.4
Permanent health	**(3.0)**	3.7
Total	**207.0**	181.5

** The 1995 result for with-profits business included £27.0 million in respect of the 1995 special bonus.*

> "Legal & General has an involvement in one in every twelve house purchases completed in the UK"

This segmented approach has allowed us to provide a more effective service while keeping staff numbers broadly stable. Coupled with a competitive range of products, this has produced the largest increase in business volumes of any of our distribution channels over the last year.

Through improved systems we have been able to handle increased volumes of business. New projects currently under consideration will allow us to handle further increases in volume while reducing sales costs.

Appointed Representatives
In 1996, Legal & General consolidated its leadership in this segment of the market. The majority of business produced by this division is mortgage related and has benefited from a rise in the housing market.



IFAs
49.3%
Financial Consultancy
22.9%
6.5%
Direct/Others
21.3%
Appointed Representatives

Fig 4. UK Individual Life & Pensions New Business by Distribution Channel

Some firms have moved from appointed representative status to introducer status. They recognise that selling insurance products is not their prime activity and that training and competence requirements are becoming more stringent. As a result, they opt to accept a lower level of commission for introducing potential customers to our own sales force.

As a consequence, we have reduced the number of established licenced representatives within appointed representative firms from 736 to 551 over the year, as we have continued to support only full-time professional agents. With higher quality and more focused support, overall sales volumes have increased by 23%, with average productivity for established representatives up by 31%.

In 1996 we brought together our appointed representative and introducer sales forces under the same management. As well as servicing introducer firms, this sales force handles internally generated leads – particularly from estate agencies owned by Legal & General.

Financial Consultants
Whilst sales force numbers were stable over the year, sales volumes rose, building on the productivity gains made in 1995. Our objective is a controlled expansion of the sales force by recruiting trained sales staff.

Direct
We expect the direct channel, which includes our general insurance products, to represent a growing proportion of our total sales over the next few years. In October 1996, our existing centre in Dudley was augmented by the opening of a new telephone call centre in Cardiff. This offers life insurance and healthcare products as well as taking PEP and unit trust enquiries. In 1997, we will begin to sell personal pensions by telephone.

Compliance
The conduct of sales and marketing of financial services products is subject to extensive regulation by the Personal Investment Authority (PIA) and the Investment Management Regulatory Organisation (IMRO) under the Financial Services Act.

CUSTOMERS TRUST US TO DELIVER...

Consistently Good Returns


BUS STOP

We provide our customers with consistently good, long term results – without taking undue risks

Proven Fund Management Skills

Legal & General has over £48 billion of funds under management (including around £21 billion of index funds) underlining the company's position as one of the UK's leading fund managers.

- We are proud of our investment performance, due mainly to the talent of our fund management team. Our performance pledge is to aim to provide consistently good, long term results for our clients - without taking undue risks.
- This approach is well proven. Both our life and pensions managed funds consistently deliver above average performance and our success is gaining increasing recognition, as evidenced by the number of fund management awards won.
- We are the second largest retailer of Index-Tracking investment products in the UK, and the company remains one of the two major providers of indexed management for UK-based pension funds.



"L&G is now the second biggest index-tracking house... with around £21bn [illegible] under management, including some £1.1bn in retail raised monies"

Investment Week, 6 January 1997

We aim for high standards of compliance with these regulations and have invested substantial resources in training our representatives to meet the standards expected by the PIA.

We have committed a high level of resource to the personal pension review process to identify potential cases of past mis-selling. The PIA review process requires a considerable amount of information from occupational pension schemes. Obtaining this was proving an obstacle to progress, but the simplified approach announced by the Securities Investment Board (SIB) and PIA in November 1996 has gone some way to alleviating the issue. Legal & General has promised to provide redress to any personal pension customer who suffered financial loss arising from mis-selling by any of our representatives. However, where reinstatement to an occupational pension scheme is required, we remain dependent on schemes providing reinstatement information on a timely basis.

Customer Services and Products
We are committed to providing customers with the financial services and products which satisfy their needs.

While maintaining or raising service levels, we are working to ensure that the cost of administering business continues to fall. For example, the average cost of administering UK long term individual policies has fallen by 20%, over the last 4 years.

1996 saw further enhancements to the existing product range and some important new initiatives.

Following their re-launch in 1995, further selective adjustments were made to the range of family protection policies. In particular, guaranteed rate critical illness cover was introduced with premiums that were up to 23% cheaper than other comparable plans.

The Lifetime HealthCare Plan was launched combining health insurance, accidental death and disability benefits. It also allows customers to build a cash reserve which can be used for optical and dental treatment and some alternative therapies. This is distributed through our own sales force including telephone sales.

Legal & General has a strong reputation for its index-tracking skills. Our range of services was extended by the launch of an Euro-Index Tracking PEP. This provides investors with exposure to quoted shares in 13 European stock markets on a highly competitive fee basis, and without risk of over-exposure to any one currency, market or company.

Competitive pricing is the theme of other product improvements in the course of the year. The already competitive charges for the UK Index Tracker PEP were amended to match the lowest available in the tracker market. The competitive pricing of PEP products was extended to the whole unit trust range with the abolition of initial charges from 1 July 1996. This move was designed to make equity investment via unit trusts a more accessible option for all savers.

In the mortgage lending market, our Flexible Reserve mortgage was improved to include a payment holiday facility and a higher maximum loan-to-value. As with other changes in the course of the year, this ensures that our products are seen as highly competitive and offering genuine value.


£m
1400
1200
1000
800
600
400
%
5
4
1st Half 1995
2nd Half 1995
1st Half 1996
2nd Half 1996
Total ABI
L&G Market Share

Fig 5. Individual AP Business L&G Growth Relative to Market

"Our products are seen as consistently competitive and offering genuine value"

1997 will see further enhancements and extensions of our services. The immediate annuity market is estimated to be worth £2-3 billion a year, and we intend to gain a growing share in this market through our introduction of a new compulsory purchase annuity product.

The range of PEP products has been extended by the introduction of the Election PEP. It offers protected above-market growth and capital security over a five-year period. Since it qualifies both as a single-company and a general PEP, the investment limit is £9,000 in each tax year.

These and other changes will ensure that, in a competitive market, our customers and their advisers can be assured that Legal & General will continue to provide good service and value.

General Insurance

The sale of the commercial lines business resulted in an exceptional profit of £56.4 million after tax. The insurance profit from the UK continuing general insurance operations increased to £30.3 million from £28.5 million in 1995.

Following the sale of our commercial lines business, the household account is the major element of our general insurance business. Our joint venture with the Woolwich Building Society is an important part of this.

The household account produced an insurance profit of £20.6 million after the transfer of £5.4 million to the equalisation provision, which was introduced as a consequence of 1996 legislation. The long dry summer resulted in notified subsidence claims of £21.0 million net compared to £16.0 million net in 1995.

Motor and other business produced a small insurance loss of £0.4 million due to increased cost of claims and very competitive markets. The 1995 insurance result was a profit of £3.0 million.

Domestic mortgage indemnity business contributed an insurance profit of £10.1 million (1995, nil). We have benefited from better than assumed experience and this has led to the release of some of the provisions in respect of business written before 1993. We have re-based the

Fig 6. General Insurance Results

	1996			1995		
	Net premiums written £m	**Underwriting profit (loss) £m**	**Insurance profit (loss) £m**	Net premiums written £m	Underwriting profit (loss) £m	Insurance profit (loss) £m
Household	**175.3**	**10.1**	**20.6***	217.3	7.8	25.5
Motor and other	**28.6**	**(4.3)**	**(0.4)**	24.7	(2.8)	3.0
Mortgage indemnity	**12.8**	**(0.8)**	**10.1**	16.6	(16.5)	0.0
UK continuing operations	**216.7**	**5.0**	**30.3**	258.6	(11.5)	28.5
Overseas	**0.4**	**(2.1)**	**(0.4)**	1.5	(8.2)	(5.1)
UK commercial	**27.5**	**(4.1)**	**0.0**	58.7	0.4	18.8
Total before tax	**244.6**	**(1.2)**	**29.9**	318.8	(19.3)	42.2

** Net of an equalisation provision of £5.4 million*

CUSTOMERS TRUST US TO DELIVER...

Good Value



L&G is committed to delivering the right products at the right time and at the right price

Meeting More Customer Needs Cost-effectively

Legal & General is continuing to broaden its appeal by offering a growing range and variety of complementary products – pursuing constant product improvement and innovation.

- We are also continuing to improve our customer response times, reduce our costs and create straightforward, easy-to-understand products and services for our customers.
- We aim to service all our customers cost-effectively. This strengthens and enhances our relationships which, in turn, brings additional opportunities. And, of course, we continue to offer reliable advice to our customers, based on a thorough understanding of their individual circumstances and aspirations.
- Legal & General is committed to delivering the right level of advice, at the right time, providing solutions to fit our customers' diverse needs.



"The group's strategy has been to grow market share in the UK through competitive pricing"

Western Daily Press, Wednesday, 5 February 1997



Life Fund (non-linked)
48.4%
40.3%
Corporate Pensions
1.6%
Unit Trusts
2.2%
General Insurance/Others
Linked Life & Pensions
7.5%

Fig 7.
UK Funds Under Management

assumptions so that we can continue to expect an insurance breakeven result for business written before 1993. The result also reflects the profitability of business written since that date.

All underwriting agreements with overseas agents have been terminated; there was a 1996 insurance loss of £0.4 million (1995, a loss of £5.1 million).

Other Operations
Following the reclassification of the shareholders' retained capital (SRC) within the UK long term fund, other operations includes the 1996 results of Legal & General Investment Management, Healthcare and other subsidiaries attributed to the SRC.

The investment management business is described in detail in a separate section. Other subsidiaries are described below.

Healthcare
Early in 1996, the Group entered the private medical insurance market with the introduction of a flexible HealthCare product. Over the year our investment in the development of this business amounted to £4.2 million.

Estate Agency
Activity in the housing market showed some recovery in 1996 – the pace of which accelerated as the year progressed. The business produced a loss of £4.5 million compared with £4.0 million in 1995. The 1995 result allowed for the shareholders' 50% interest in the business, whereas the accounting changes mentioned earlier mean that the full result is consolidated for 1996. Thus, there is a considerable improvement in the underlying trend.

Mortgage Lending
New loans reached £115.0 million and total loans outstanding amounted to £576.0 million. The loss of £2.4 million in 1996 was attributable to the new mortgage company, which forms part of the shareholders' retained capital (SRC) and which we established in 1994. In its early years of operation, it incurred substantial set-up and financing costs. As explained earlier, this mortgage subsidiary was not consolidated in 1995.

Fairmount Group
Fairmount is an independent financial advisory business specialising in services to high net worth individuals and small companies. Profits increased to £1.1 million (1995, £0.5 million). This reflects positive management action last year and improved trading conditions in 1996.

INVESTMENT MANAGEMENT

At the end of 1996, worldwide funds under management had reached £48.1 billion (1995, £40.1 billion), driven by strong new business results and good returns from investment markets. Of this total, assets of £44.2 billion were managed in the UK (1995, £35.9 billion) making Legal & General Investment Management one of the UK's leading fund management houses. The overseas companies' funds under management decreased from £4.2 billion at the end of 1995 to £3.9 billion, although in local currency terms they increased by 7.1%.

In the UK, Legal & General Investment Management provides asset management services to pension funds and to individual savers as well as managing funds for other companies within the Group.

The pension fund management business continued to grow strongly as a result of the success of the company's range of indexed products. Total new funds were £4,247 million, sharply up from £2,168 million in 1995. In both years, index funds accounted for the bulk of the new funds, so that external indexed assets under management now exceed £15.0 billion (1995, £11.0 billion).

Total pension fund assets grew to £17.5 billion (1995, £12.5 billion) including actively managed pooled and segregated portfolios.

Over a five-year period, the performance of our discretionary pooled pension funds is between the median and the upper quartile of similar funds (source CAPS).

Total assets (including PEPs and unit trusts) managed for external clients exceeded £18.0 billion at the year end and produced a profit of £16.6 million in 1996.

Our venture capital team has again been successful in attracting funds from other institutional investors on an annual limited partnership basis. We are also participating more actively in the emerging market for venture capital in Europe, having established joint marketing arrangements in France and Germany.

1996 was a year of good returns from the main asset classes, as illustrated in Figure 8, which shows returns from the benchmark index for each sector (including gross reinvested income).

Fig 8. Main Asset Class Performance (With Income Reinvested Where Appropriate)

	1 year %	**5 years** %p.a.	**10 years** %p.a.
UK Equities	16.7	16.1	14.2
Fixed Interest	9.0	12.0	11.3
Index Linked	6.6	9.2	9.0
Overseas Equities	1.1	12.1	8.6
Property	10.4	8.3	9.3
Cash	5.9	6.5	9.4
Retail Price Index	2.5	2.6	4.5

Market returns from FT-SE Actuaries indices, IPD property index and CAPS cash index.

UK Long Term Fund Performance

The market value of the UK long term fund investments increased to £24.4 billion (1995, £21.5 billion) excluding the assets of the Pensions Management Company. The asset mix of the UK long term fund reflects both the contractual liabilities of the fund and the need to meet the expectations of policyholders. The analysis of the UK long term fund between asset classes (excluding assets related to linked business) is shown in Figure 9.

Bonds

The modest reduction in the holdings in bonds reflects a drop in the level of cash deposits rather than a reduced holding in bonds. The business is a major investor in non-gilt fixed interest securities and this has enhanced returns over the year and over the longer term.

Equities

The lower level of cash deposits arose from increased investment in overseas equities. The UK equity proportion remained stable with the actively managed part of the portfolio outperforming the FT-SE-A-All-Share Index, its benchmark index, by 0.5%.

Property

Activity within the portfolio has been at a very high level with a net investment of £128.0 million. The portfolio is well positioned to take advantage of the stronger market expected in 1997.

Fig 9. Analysis of UK Long Term Fund

	1996 %	1995 %
Bonds (including mortgages, loans and deposits)	**35.0**	36.1
Index Linked Bonds	**5.5**	3.7
Equities (UK and overseas)	**46.7**	46.8
Property	**11.9**	12.5
Venture Capital	**0.9**	0.9
Total	**100.0**	100.0

Shareholders' and General Insurance Funds

The investment portfolio, which supports the shareholders' and general insurance funds (excluding the SRC) is largely invested in short-

CUSTOMERS TRUST US TO DELIVER...

Ease of Purchase



Over the phone,
face-to-face, in the office, in the home,
on the move, our customers
can purchase our products in the way that
suits them best

Multi-channel Distribution

We offer a choice of distribution channels, enabling our customers to access and purchase our products in the way that suits them best.

- We are committed to providing Independent Financial Advisers (IFAs) with the support they need to provide a quality service to their customers. Our national account team focuses on the largest IFAs, while a number of specialist teams support other markets such as accountants and employee benefit consultants.
- Legal & General continues to be the market leader in the Appointed Representatives area, where our leadership is underpinned by our extensive product range, our name and financial strength.
- Customers can also access our services through our own Financial Consultants. We have built a stable, high-quality sales force and all of our consultants are highly trained in accordance with the PIA training and competence requirements.
- Through 1996, an increasing number of customers explored the benefits of dealing with us direct by telephone. Our call-centres already handle sales of term assurance, PEP, unit trust and healthcare products.



"The call-centre initiative underlines the changing nature of consumer activity in the UK"

The Western Mail, Thursday, 12 September 1996

dated UK fixed-interest stocks and short-term cash investments, thus matching the liabilities of the general insurance operation. The remainder is invested in a diversified equity portfolio, predominantly in UK shares.

The SRC, which remains in the UK long term fund, is invested in a portfolio which is invested approximately 85% in equities and 15% in property.

OVERSEAS OPERATIONS

The Group's overseas life and pensions operations continued to make good progress with profits of £43.0 million. Despite the strength of sterling, this was a rise of 12.3% over the 1995 profits of £38.3 million. An analysis of new business and profit is shown in Figure 10.

New EPI was £85.4 million (1995, £88.9 million) which, in particular, resulted from the strength of sterling. Total premium income, which benefited from the acquisition of SGIC, increased by 19.9% from £453.1 million in 1995 to £543.3 million in 1996.

Pacific Rim

In Australia, new business volumes (EPI) grew 22% in local terms, benefiting from the first full-year contribution from SGIC, which was acquired in November 1995. Following that purchase, savings are being achieved through the centralisation of the investment management, finance, actuarial and marketing functions. Profits grew strongly to £15.5 million from £13.2 million, also benefiting from the acquisition of SGIC.

In Indonesia, we have set up a new life business in partnership with Ongko Multicorpora – a major local industrial and banking conglomerate. The Australian business provided initial capital and technical assistance to the venture.

We continue to look for further opportunities for development in areas of rapid economic growth.

USA

The USA business reported profits of £19.5 million which, despite the strength of sterling, were up 12% from the 1995 level of £17.4 million. Cost savings have been achieved as Banner and William Penn have combined their marketing and administration functions.

Premium income totalled £106.0 million (1995, £144.4 million). On an EPI basis new premium income amounted to £26.5 million (1995, £32.4 million). During the year Banner Life refocused its distribution strategy on the broker market and early sales results are encouraging.

Europe

In France, the recession held back new business growth and profits were affected by the depressed state of the local property market.

Strong growth and good claims experience in the Netherlands combined with realised investment gains to bring an increase in profits from £1.7 million to £5.4 million. The Netherlands has produced EPI growth of 28% in local currency.

Fig 10. Analysis of Overseas New Business and Profit Before Tax

	1996			1995		
	New annual premiums £m	**New single premiums £m**	**Pre-tax profit £m**	New annual premiums £m	New single premiums £m	Pre-tax profit £m
Australia	**26.2**	**86.3**	**15.5**	24.7	53.2	13.2
USA	**23.1**	**33.6**	**19.5**	27.0	53.8	17.4
France	**6.0**	**68.5**	**2.6**	7.1	83.5	6.0
Netherlands	**3.6**	**20.5**	**5.4**	3.4	18.7	1.7
Total	**58.9**	**208.9**	**43.0**	62.2	209.2	38.3

SOCIAL RESPONSIBILITY

"Our responsibilities extend beyond shareholders customers and staff to the community at large"

Legal & General recognises that its responsibilities extend beyond shareholders, customers and staff to the community at large. For the past few years, the importance the Group has attached to its social role has been reflected in its membership of the 'Per Cent Club'. Strict criteria and objectives apply to funding to ensure that Legal & General's Social Responsibility Programme donations are effective and well targeted.

The major part of the Social Responsibility Programme is committed to the support of a small number of charities and non-profit organisations. A commitment to these organisations is normally for at least three to four years. This helps Legal & General foster a longer term relationship and ensures that the contributions are more effective.

The charitable and non-profit activities supported are related to the principal business activities. Projects currently supported include crime prevention, youth work, medical research and the environment.

Each project is sponsored by a business or staff member to ensure a strong relationship with the project. This encourages staff involvement across the whole Social Responsibility Programme, especially in the regional offices.

Georgia, in a rare moment of relaxation with one of her horses, 'Glad Rags'.



Young Excellence Sponsorship
Within the Social Responsibility Programme is a new initiative – the Young Excellence Sponsorship. This scheme is known as YES. It is designed to foster and develop promising and potentially exceptional young talent.

The scheme sponsors young people aged between 13 and 30. It marks the first time Legal & General has sponsored individuals rather than events or activities. The first YES beneficiary is Georgia Bale, a promising young rider in three-day eventing. Her ambition is to compete at the next Olympic Games.

Youth and Environment
Current projects include:

- The Prince's Youth Business Trust. This charity enables disadvantaged young people between the ages of 18 and 30 to make the most of their talents, by helping them set up and develop their own businesses. Legal & General is supporting 10 new projects in the Hove area.

5

CUSTOMERS TRUST US TO DELIVER...

Peace of Mind



Our customers relax

in the knowledge that they can

trust us to take care of their savings

and protect them when they need it most

5

LEGAL & GENERAL

Financial Strength

Legal & General is one of the most respected insurance companies, recognised for its financial strength.





- Over 2.5 million people around the world already trust us to take care of their savings and their protection needs.
- We manage funds of over £48 billion, and the claims paying ability of our UK long term fund is endorsed by a triple A rating from the leading independent credit rating agencies: Moody's and Standard & Poor's.
- Our wide range of products allows our customers to balance income and capital growth to suit their needs.
- In the future, our success will be built on our ability not only to meet but to exceed our customers' expectations — a challenge we are meeting head on.

"L&G looks to provide stability... The guaranteed equity fund ensures investors receive at least their capital back if the stock market falls over the next five years"

Birmingham Post, Saturday, 1 February 1997



David Bellamy, in his 'recycled' suit, at the living earth 'My Place, Our Place' awards ceremony.

- The Children's Trust, Tadworth Court, located less than five minutes from our Kingswood office. The Trust provides care, treatment, education and an improved quality of life for children with disabilities from all over the UK.

- Crime Concern, a national charity seeking to prevent crime and create safer communities. Legal & General is sponsoring Crime Concern's 'Kickstart' project, the principal purpose of which is to provide young people with constructive leisure activities and opportunities. Current 'Kickstart' projects are running in Cardiff and Southwark, London.

- Living Earth, a charity committed to helping people take care of the environment. Through the Social Responsibility Programme, Legal & General are sponsoring 'My Place, Our Place,' a competition run through UK secondary schools. The scheme encourages students to design and run a local environmental project, and is designed to fit in with the National Curriculum.

Health and Welfare

The Social Responsibility Programme funds:

- The Prostate Cancer Charity which seeks ways of improving the care and welfare of men affected by prostate cancer. The funds provided enable valuable research into this disease to be undertaken.

- The Princess Royal Trust For Carers. This national organisation provides, through its network of Carer's Centres, a full range of support, information and practical help to carers. Legal & General funds the Coventry Carers' Centre.

The Community

Legal & General fosters positive links between businesses and society at large. It is a member of Business in the Community, which encourages companies to take an active and responsible role in their locality. Senior directors have taken part in Business in the Community's 'Seeing is Believing' initiative. This project gives business leaders the chance to experience community problems at first hand.

The Arts

The Social Responsibility Programme also includes funding for the arts. Legal & General is a member of the Association of Business Sponsorship of the Arts, and supports the Royal Albert Hall, Royal Opera House, and the regional arts.

In 1996 Legal & General entered into a new sponsorship association with The National Portrait Gallery.

The Workplace

Legal & General has developed, through its benevolent fund, a programme to support staff and their families through difficult circumstances. It also supports organisations with whose aims it sympathises. For example, it was an early member of, and remains an enthusiastic supporter of, Opportunity 2000 which promotes women's employment opportunities in the public and private sectors.

United Kingdom Donations

During 1996, charitable donations totalling £461,103 were made (1995, £464,750). No political donations were made in 1996 (1995, £30,000 was donated to the Conservative Party).

Financial Review

In this Review, we discuss the principal financial developments during 1996, the financial position of the Group and the financial management of the business.

Summary

1996 saw the culmination of the discussions with the Department of Trade and Industry (DTI) on the operation of the UK long term fund (LTF). Our proposals were announced in November 1995 and implemented on 1 February 1996 through a change to the Articles of Legal & General Assurance Society Limited (Society). Our announcement in November 1995 quantified the substantial financial strength of the LTF supporting with-profits business. This enabled us to declare a special bonus on with-profits policies of £163 million, in respect of 1995.

For shareholders, the changes implemented enable transfers to be made from the LTF, which better reflect their interest in the life and annuity business. It is intended that the transfer will increase progressively from the 1995 transfer of £122 million, until a level is reached which comprises a smoothed investment return on the value of both the shareholders' retained capital and the capital invested in the non-profit business, together with the shareholders' share of with-profits surplus. The directors review annually the capacity of the LTF to make these transfers and, in the current environment, are projecting compound growth in the transfers from the LTF of approximately 14% per annum over the medium term. This, together with other operational cash flow, provides a secure base to support the Group's progressive dividend policy.

The requirements of the EU Insurance Accounts Directive, together with the changes to the Society's Articles on 1 February 1996, have resulted in LTF accumulated profits, which have arisen from business other than with-profits, being reported as part of shareholders' funds in the 1996 accounts, although they remain within the LTF. In order to comply with Financial Reporting Standard 3, the reclassification of these funds, which amount to £1.4 billion, has been included in the profit and loss account for 1996, notwithstanding that it represents accumulated profits arising over the past 160 years. It is therefore reported as an exceptional item.

The Group's current external reporting for long term business is based upon statutory requirements designed to demonstrate solvency. It defers the recognition of profit and does not recognise the total shareholders' interest in our portfolio of in-force long-term business operations. A better indication of profitability and shareholders' funds is given in the supplementary financial statements which are prepared on the Achieved Profits basis. These are discussed later in this Review.

The Achieved Profits basis is being developed by the Association of British Insurers (ABI) as a more realistic method for accounting for long term business. It also takes into account, in the profit and loss account, the development of the shareholders' interest in long term business. It is important to note that this reporting basis does not change the amount of profit available for distribution to shareholders as dividends.

The Group's Achieved Profits reporting is derived from the embedded value method, on which the Group has, since 31 December 1990, based its external reporting of the value of the shareholders' interest in the LTF. During that time, the after-tax value (excluding goodwill) has increased from £1.58 billion to £2.66 billion at the end of 1995, after cumulative distributions to shareholders of £441 million. In 1996, the value of this core asset of the Group further increased to £2.92 billion, after a distribution to shareholders of £139 million (1995, £122 million). This substantial increase in the value arose from favourable investment markets and good operating performance. In particular, the contribution from new business of £60 million after tax was sharply up over the equivalent 1995 figure of £20 million. This contribution reflects the degree to which the anticipated profitability of the new business exceeds the target rate of return.

For the first time, we are reporting the equivalent information for our overseas businesses and this is shown in the supplementary financial statements on page 69. In total, the after tax value of these businesses, at constant 1996 exchange rates, grew from £441 million to £475 million in 1996, after distributions of £5 million.

The overall financial position of the Group remains robust. Our debt ratings remain very strong and we have a triple A rating for our LTF from both Standard & Poor's and Moody's.

The strength of the LTF is a source of considerable competitive advantage. We have greater freedom as to where and when we invest the assets and this should provide enhanced investment returns for policyholders and shareholders alike. It also gives us the resources to grow the business and to invest to ensure we have an efficient infrastructure.



Anthony Hobson, Group Director (Finance)

"Total return to shareholders in 1996 was 45%, one of the top ten returns for a FT-SE 100 company."

During 1996, we sold the commercial general insurance business to Guardian Insurance, which both improved the quality of the Group's earnings and sharpened its focus on the core business. The sale generated a profit of £70.0 million (£56.4 million after tax).

Excluding debt for the funding of our mortgage company, core shareholder debt is only £155 million (1995, £176 million) which results in interest cover for 1996 of 29. This low level of debt compares with a market capitalisation for the Group at end 1996 of £4.6 billion, up 40% on end 1995.

Including dividends, the total return to shareholders in 1996 was 45%, one of the top ten returns for a FT-SE 100 company in 1996. This strong share price performance reflects the financial strength of the Group and its dividend capacity, together with its operating performance and prospects.

The next sections provide more details on these matters.

Financial Reporting

The business of the Group is the provision of a broad range of financial services to satisfy the needs of individual customers in respect of personal and family protection; funding for retirement; housing finance; and their investments. Our corporate business, with which it shares a wide range of resources, complements our individual business.

The majority of the products we provide are in the form of insurance contracts and our financial reporting to shareholders has to reflect insurance company reporting requirements.

The 1996 accounts have been presented, as in 1995, using the modified statutory solvency (MSS) basis of accounting for long term insurance business, which was introduced in 1995 in accordance with the EU Insurance Accounts Directive.

For the UK, MSS reporting is the statutory solvency basis used for regulatory reporting, but modified:

- to defer the recognition of the costs of acquiring business so as to match them against profit margins, as they are earned; and
- to distinguish between technical provisions; reserves which form part of shareholders' funds; and the "fund for future appropriations" (FFA) – the funds which have not yet been allocated to shareholders or policyholders.

The latter requirement, together with the change of the Society's Articles, has resulted in a significant change to the Group's balance sheet in 1996.

Prior to February 1996, all the accumulated profits retained within the LTF were included in the FFA and hence excluded from shareholders' funds. The change in Articles resulted in the inclusion of a significant proportion of these retained profits as shareholders' funds in the Group balance sheet. These profits, which did not arise from with-profits business, constitute the shareholders' retained capital (SRC). This amounted to £1.40 billion at 1 February 1996. At 31 December 1996, the Group's balance sheet includes shareholders' funds of £1.54 billion in respect of the SRC.

The change in the amount of the SRC since 1 February 1996, is included in the profit before tax for the year ended 31 December 1996 and comprises:

- the total investment return on the SRC, including realised and unrealised investment gains and losses, which amounted to £134.4 million;
- the capital released from non-profit business, including the effect of valuation basis changes, less the investment in new non-profit business, which together amounted to £148.7 million. The capital invested in 1996, which resulted from the Group's success in writing high volumes of new non-profit business, was more than offset by an increase in the value of the in-force business;
- less the accrued transfer from the SRC of £110.2 million in respect of non-profit business, which is already included in the life and pensions operating profit.

From 1 February 1996, the results identified as 'Other operations' include those operating subsidiaries which are investments of the SRC. These comprise the investment management business (including pension fund management, unit trusts and PEPs); the active mortgage subsidiary; healthcare; and 50% of the estate agency business.

There are no comparative 1995 figures for the change in the SRC or the results of the SRC subsidiaries, because the reclassification of the SRC to shareholders' funds took place on 1 February 1996.

The SRC, net of an allowance for tax, is but one component of the shareholders' interest in the LTF. The other components are the value of in-force policies and the value of the sub-fund.

In both the Financial Highlights on page 1 and the Business Review, we have focused on Operating profit, which is broadly equivalent to the profit before tax reported by the Group prior to the reclassification. The formats now prescribed by the Companies Act preclude the identification of the Operating profit in the statutory profit and loss account.

Supplementary Financial Statements

We have previously published information on the shareholders' interest in the LTF to give shareholders a more informed view of the UK life and pensions business. This information has now been incorporated into audited supplementary financial statements. These provide a more realistic view of the results of our long term businesses than those reported under the MSS method, used by us and other UK insurance companies.

Current industry external reporting for long term business is based upon a method which demonstrates solvency rather than performance. It defers the recognition of profit and does not recognise the total shareholders' interest in the long term business. For the Group, the emergence of profit under the MSS basis is influenced by the incidence of the cost of bonus declarations to with-profits policyholders and, since February 1996, the establishment or release of non-profit technical provisions required by regulations. This does not allow the realistic reporting in the accounts of the development of the shareholders' interest in the portfolio of in-force business.

The Association of British Insurers has issued draft guidance, which continues to be refined, on 'Accounting in group accounts for proprietary companies' long term insurance business'. This sets out guidelines for a method of measuring profits on a more realistic basis: 'Achieved Profits'. The Group's results, reported on the Achieved Profits basis, include an assessment of the embedded value of the long term businesses. This value is consistent with the embedded value approach on which the Group has, since 1990, based its external reporting of the value of the shareholders' interest in the LTF.

A description of Achieved Profits methodology and the contribution to profit from the three main sources – new business, the

Fig 11. Consolidated Profit & Loss Account - Achieved Profits Basis

Year ended 31 December 1996	1996 £m	1995 £m
UK life and pensions - operating profit	540	491
- release of reserves	–	237
Overseas life and pensions	59	59
General insurance	30	23
Investment management	30	26
Other operations	(10)	(15)
Shareholders' other income	5	11
Profit from continuing operations	654	832
Profit from discontinued commercial GI business	–	19
Profit on sale of commercial GI business	70	–
Profit on ordinary activities before tax	724	851
Profit attributable to shareholders	543	632
Shareholders' funds	3,589	3,204
Core shareholder debt	155	176

Fig 12. Life and Pensions Profit Before Tax - Achieved Profits Basis

	1996 £m	1995 £m
Life and pensions		
UK - operating profit	**540**	491
- release of reserves	**–**	237
Australia	**21**	21
USA	**20**	20
France	**8**	7
Netherlands	**10**	11
	599	787

management of in-force business and shareholders' net worth – is given on pages 70 to 74.

A discussion of the 1996 Achieved Profits results is provided below. Other businesses, including general insurance, which are not affected by the use of Achieved Profits, are discussed in the Business Review on pages 8 to 17.

1996 Group Results

In 1996, using this basis, the pre-tax profit from continuing operations was £654 million. This compared to £832 million in 1995, a result which included a £237 million exceptional profit from the release of reserves. This was announced in November 1995 and arose from the demonstrated financial strength of the LTF.

The 10% increase in the Group profit from £595 million in 1995 (excluding the exceptional profit), to £654 million was driven by the growth in the profit from UK life and pensions business, as explained below. The results on the Achieved Profits basis are given in Figure 11, and an analysis of the life and pensions profit is given in Figure 12.

UK

The UK life and pensions business operating profit before tax of £540 million compares with an equivalent figure for 1995 of £491 million. Figure 13 shows the components of the 1996 UK profit.

The contribution from new business increased very strongly from £28 million to £90 million in 1996, arising from strong sales growth, continuing productivity improvements and cost reductions. This reflects the degree to which the anticipated profitability of new business exceeds the target rate of return. Further contributions will arise from the subsequent management of this business.

The contribution from the in-force business was largely unchanged at £272 million (1995, £273 million). An increase from the growth of the business and favourable operating factors was offset by lower investment returns than in 1995. In 1996, the excess investment return over the assumptions, in respect of equities and property, was 2.5% compared with 7% in the previous year.

The contribution from shareholders' net worth fell from £190 million to £178 million. This contribution principally relates to returns on an investment portfolio which is invested approximately 85% in equities and 15% in property. Although 1996 was a good year for most investment markets, 1995 had provided better returns. In addition, the 1996 profit includes the benefit of a reassessment of the shareholders' interest in


50%
In-force business
33%
Shareholders' net worth
New business
17%

Fig 13.
Analysis of UK Life and Pensions Profit for 1996 on the Achieved Profits Basis


Long Term Fund
(LTF)
Non-profit
business
New Business
Strain
Release of Strain
Profits
With-profits
Fund
SRC
and Sub-fund
Investment
Return
Up to 10% of
Distributed Surplus
Transfer out
of LTF
Target based on value

Fig 14. Components of UK Long Term Fund

the sub-fund, the creation of which was announced in November 1995.

The Achieved Profits reporting basis has also been used to report the results of the long term UK Managed Funds business within investment management. This has generated a profit of £23 million (1995, £20 million), of which new business contributed £15 million (1995, £14 million).

Overseas
The pre-tax profit from the overseas operations, of which Australia and USA are the largest components, grew from £54 million (at 1996 exchange rates) to £59 million in 1996. Australia contributed £21 million in 1996, compared with £20 million in 1995, which year included the integration benefits of the acquisition of SGIC. The USA reported profits of £20 million (1995, £19 million), with sales impacted by a reorganisation of its distribution channels.

1996 Embedded Values
During 1996, the UK embedded value grew from £2,648 million (excluding operational investments), to £2,890 million, after tax and after a transfer of £139 million (1995, £122 million). This growth, including the transfer, represents a return of 14.4% after tax.

The embedded value of the UK Managed Funds business at end 1996 was £31 million (1995, £22 million). A corresponding embedded value for the unit trust and PEP operations is not included. However, a directors' valuation of the Investment management business (which includes Managed Funds) indicates a value which is at least £100 million higher (1995, at least £40 million higher), than the values of those subsidiaries included in the Achieved Profits balance sheet.

The embedded value of the overseas businesses grew from £441 million (at 1996 exchange rates) to £475 million, after distributions of £5 million (1995, £7 million).

These embedded values underlie a growth of 12% in the shareholders' funds during 1996 from £3.20 billion to £3.59 billion.

The UK Long Term Fund
The assets of the LTF consist of those assets of the Group's main operating subsidiary, the Society, which are attributed to the long term insurance business, with LTF policyholders having prior rights over these assets. The main components are shown in Figure 14.

Part of the LTF is attributed to with-profits business. In addition, a sub-fund was established following the change in the Society's Articles. Earnings on this sub-fund may at the directors' discretion be used to support with-profits business. The balance of assets, less an amount to cover the liabilities of the non-profit business, represents the SRC, the retention of which within the LTF provides financial strength to support existing business and the funding of new business.

The SRC, together with the sub-fund, represents the amount of accumulated profits retained in the LTF from past non-profit business.

At the end of 1996, assets of £17.6 billion (1995, £15.6 billion) supported the with-profits business.

This substantially exceeded the amount required to meet guaranteed benefits, expected future bonuses and all other liabilities relating to with-profits policies. The amount of the excess, which constitutes dedicated working capital for the with-profits business, depends on market conditions.

Transfers from the LTF

Under the Society's Articles, the transfers from that part of the LTF supporting with-profits business must be no more than 10% of the actuarial surplus distributed from that fund, with the participating policyholders receiving at least 90%. The transfer in 1996 was £65 million, compared with an equivalent transfer of £60 million in 1995, when there was also a further £18 million arising from the 1995 special bonus. The current expectation is that a 10% transfer will continue for the foreseeable future.

The transfer from the remainder of the LTF has regard to the principles set out in the November 1995 announcement covering the change in the Society's Articles. The transfer in 1996 was £74 million (1995, £44 million).

Transfers from the LTF will increase progressively over several years until a level is reached which represents a smoothed return on the aggregate of the values of the SRC, the sub-fund and the non-profit business. The directors review annually the capacity of the LTF to make these transfers, and in the current environment, are projecting compound growth of approximately 14% per annum over the medium term.

There is no present intention to distribute the SRC. Any future capital transfer will only be made with due regard to the prevailing prudential capital requirements of the LTF. Any such transfers of capital would only be made after discussion with the DTI.

Risk Management

Reinsurance and Underwriting

The Group, in common with other insurers, controls its exposures by transfer of risks through reinsurance and through underwriting authorities, which set out the risks which may be accepted.

For each company or long term fund within the Group, the reinsurance programme restricts the potential maximum loss from individual large risks and catastrophic events. Most of the reinsurance is ceded to reinsurers by treaty, which automatically covers all risks which meet prescribed criteria.

The ceding of reinsurance does not discharge the original insurer from its liability to its policyholder. However, the original insurer would only bear the gross amount of any claims if its reinsurers were unable to meet their obligations.

The LTF, by virtue of its size and strength and the nature of its business, has limited need for reinsurance. For certain new products it shares its risk exposure with reinsurers through proportional treaties. Underwriting is carried out through a system of delegated authorities accountable to the appointed actuary. The overseas life companies' reinsurance arrangements are commensurate with their respective exposures and capital bases.

For general insurance, the Group has a policy of ceding its reinsurance to a number of reinsurers, each of which has been subject to a financial security review by a leading reinsurance broker. The Group also has access to the data of the credit review committees of other reinsurance intermediaries.

The principal reinsurances relating to the Group's general insurance activities are excess of loss catastrophe treaties, under which the excess of an accumulation of claims above an agreed retention level from an event, is recovered from its reinsurers. The effective retention for 1997 has been reduced from £25 million to £15 million.

The mortgage indemnity exposure, in respect of business written in 1990 to 1992, was also reduced by quota share reinsurance, under which fixed percentages of business were reinsured.

Retention limits are regularly reviewed in the light of the Group's risk management policies and the cost of cover.

Liquidity Management
Insurance premiums are generally collected prior to claim and benefit disbursements under the applicable policies and are used firstly to fund current claim and expense payments. The balance is then invested in a mix of assets according to the nature and duration of the Group's insurance liabilities and capital resources.

Liquidity requirements vary according to the type of business. Given the long term duration of most long term business, the expectations of with-profits policyholders and the strength of the LTF, a significant portion of that fund is invested in equities and, to a lesser extent, in land and buildings in order to maximise the long term return to policyholders and shareholders. Investments are also made in fixed interest and index linked securities, predominantly to match the contractual liabilities. The duration of general insurance liabilities varies by class of business and, accordingly, short to medium-term fixed interest investments cover the Group's general insurance provisions.

In attempting to match asset and liability durations, a number of assumptions must be made about cash flows from insurance operations and from investing and financing activities. It is in the nature of the business that variances from these assumptions will occur, thereby placing unanticipated demands on cash flow and liquidity.

Cash requirements can be satisfied in a number of ways including the sale of short-term investments and publicly traded securities included in the investment portfolios. The use of short-term borrowings through the commercial paper markets and from banks, allows funds which support the general insurance business to remain invested in long term investments.

During 1996, the general insurance net cash outflow amounted to £32 million. This reflected the sale of the commercial GI business, in which the purchaser took over the liabilities and the related assets, and paid £47 million for goodwill. The net effect of the above was a cash payment to the purchaser of £37 million.

Investment and Treasury Policies
The investment policy for each Group company, and the LTF, is approved by the relevant Board. All UK investment portfolios are managed in-house by nominated fund managers. Each portfolio is managed in accordance with targets, objectives and guidelines specified in formal management agreements. The fund manager may only use derivatives to achieve efficient portfolio management and to reduce investment risk. The control environment, with respect to the use of derivatives, accords with prudential guidance for UK insurance companies issued by the DTI.

Treasury Operations
The Group operates a central treasury function, responsible for all of the Group's external financing and related interest rate exposure, as well as managing the foreign currency exposure and liquidity in respect of shareholders' funds. The Group Treasury function does not operate as a profit centre. Its authorities are approved by the boards of the companies for which transactions are undertaken, primarily Legal & General Finance Plc, and reviewed by the Audit Committee of the Group Board. It reports monthly to the relevant boards and quarterly to the

"Low gearing, strong credit ratings and high quality earnings demonstrate the robust financial position of the Group" executive directors and is subject to periodic independent reviews and audits by both internal and external auditors. The Audit Committee also reviews the Group's counterparty exposure limits and limits of authority for investment activities.

Derivatives such as swaps, options and futures are used in the management of interest rate, foreign exchange and equity risks. They are applied to hedge exposures which arise in respect of borrowings and investments. They are not used to trade positions, nor to undertake speculative transactions. Group Treasury's authorities prescribe both the extent to which derivative instruments may be used and the individuals authorised to effect transactions. Similar authorities are applied to the investment manager of each designated portfolio.

The internal control framework for the investment and treasury activities includes segregation of duties between dealing and settlement activity.

Debt and Debt Facilities
Total debt at the end of 1996 amounted to £754 million (1995, £649 million). See Figure 15. These figures include the £120 million 6.75% euro convertible bond issued in April 1993, which is convertible into equity at any time until maturity in 2008 at a conversion price of 223.2p; the Group may call the issue after April 1998.

Debt to fund mortgage lending and related assets amounted to £576 million at end 1996 (1995, £440 million). Operational borrowings, which exclude both debt for mortgage lending and borrowing by the LTF, amounted to £155 million at the end of 1996 (1995, £176 million) compared to shareholders' funds on the Achieved Profits basis of £3.59 billion. Low gearing, strong credit ratings and high quality earnings demonstrate the robust financial position of the Group.

The Group complies with all of its borrowing covenants, none of which represents a restriction on funding or investment policy for the foreseeable future. The Group's current debt ratings from Moody's and Standard & Poor's for long term debt are Aa2 and AA-, respectively; and for short term debt, P1 and A1+, respectively.

There are also committed medium term bank facilities of £300 million available to the Group.


36%
Commercial Paper
20%
Sterling MTNs
17%
Pep Bond
Other
4%
8%
US$ MTNs
Convertible
15%

Total Debt: £754m
Fig. 15 External Debt by Type at 31 December 1996

Foreign Exchange Management
The Group's reported profit and balance sheet are influenced by exposures to the US dollar, Australian dollar, French franc and Dutch guilder, arising from the Group's interest in its overseas subsidiaries. These individual operations only conduct business in their respective domestic markets.

The Group's balance sheet translation exposure is actively managed within a policy approved by the Group Board, which allows for between 25% and 75% of net foreign currency assets to be hedged. This is effected by maintaining borrowings in foreign currency and/or by entering into foreign exchange contracts.

At 31 December 1996, the currency mix of the Group's total debt was £579 million of sterling debt, £112 million of US dollar debt, £43 million of Australian dollar debt, £16 million of French franc debt, and with the balance in a number of other currencies.

No action is taken to manage the exposure to the translation of reported profits and losses. However, this exposure is partially hedged by foreign currency interest expense in respect of borrowings used to manage the balance sheet translation exposure.

Interest Rate Management

The investment policies for the life and pensions business have due regard to the nature of the liabilities and the guarantees given to policy-holders. The interest rate risk of such liabilities is managed by investing in assets of similar duration. Derivative instruments are not used to any material extent to manage the interest rate risk of these long term assets and liabilities.

The interest rate risk policy for borrowings is broadly to match the interest rate risk with that of the assets being financed. This is particularly relevant for those mortgage assets for which debt is raised.

At 31 December 1996, £163 million of the Group's debt effectively carried a fixed rate of interest, after allowing for the effect of interest rate swaps, futures, etc.

This level of fixed rate debt reflects the £120 million euro convertible bond plus fixed rate foreign currency debt used to finance the Group's overseas operations.

Interest Expense

Interest expense in respect of operational borrowings was £10.4 million (1995, £8.8 million), reflecting the full year expense of additional borrowing to finance the acquisition of SGIC in Australia, at the end of 1995. The average cost of the Group's total debt during 1996 amounted to 5.9% per annum. The average cost of the Group's fixed rate debt outstanding at the end of 1996 amounted to 6.6% per annum with an average maturity of nine years.

Tax

The reported rate of tax for the year was 25.5% (1995, 28.1%) on the profit on ordinary activities, excluding the reclassification of the SRC. There was no tax on the reclassification of the SRC. Included within the charge of £136.5 million (1995, £76.1m) was an amount of £99.7 million (1995, £69.4m) representing tax attributable to the balance on the technical account – long term business at a rate of 33.4% (1995, 31.6%). The majority of this attributable tax was determined by grossing up net of tax balances on the UK and Australian technical accounts – long term business, using the appropriate corporate tax rates.

The reported rate was lower than the UK corporate tax rate of 33%. The principal reasons were: the tax bases for realised and unrealised investment gains and the profit on the sale of the commercial GI business were lower than the reported gains; the lower rate of tax on the investment return on the SRC; and a prior year adjustment of £6.0 million. A full reconciliation is shown on page 50, note 5.

Going Concern

The directors have prepared the financial statements on a going concern basis consistent with their view, formed after making appropriate enquiries, that the company and the Group are operationally and financially robust.



Sir Christopher Harding
Chairman Aged 57. Appointed as a non-executive director in 1993 and Chairman in 1994. Chairman of Newarthill Plc and the Prince's Youth Business Trust. Directorships include General Electric Company Plc, The Post Office and The Energy Group plc. Chairman of the Remuneration Committee.



David Prosser
Group Chief Executive Aged 53. Joined Legal & General in 1988 as Group Director (Investments) from British Coal where he was Chief Executive of the pensions investment management company. Appointed Group Chief Executive with effect from 11 September 1991. He is a board member of the Association of British Insurers and Chairman of its Life Insurance Council. Previously, he had held positions at Sun Alliance and Hoare Govett. He is a Fellow of the Institute of Actuaries and holds a degree from the University College of Wales, Aberystwyth. Appointed as a director in 1988.



Anthony Hobson
Group Director (Finance) Aged 49. Joined Legal & General in 1986 from Sperry Corporation, where he was Finance Director: Europe, Middle East, Africa. He was appointed to the Group Board in 1987, as Group Director (Finance). He is a non-executive director of Thames Water Plc and is a Fellow of the Institute of Chartered Accountants. He holds degrees from the Universities of Virginia (MBA) and Liverpool.



Robin Phipps
Group Director (Sales & Marketing) Aged 46. Joined Legal & General in 1982 from Segas. He became Managing Director Life & Pensions Sales & Marketing in June 1994 and was appointed Group Director (Sales & Marketing) on 1 January 1996, the date on which he joined the Board.



Andrew Palmer
Group Director (Services) Aged 43. Joined Legal & General in 1988 from Commercial Union. He became Managing Director Life & Pensions Services in June 1994 and was appointed Group Director (Services) on 1 January 1996, the date on which he joined the Board. He is a Fellow of the Institute of Chartered Accountants.



David Rough
Group Director (Investments) Aged 46. Joined Legal & General in 1989 from Royal Insurance where he was Investment Manager Royal Life. Appointed to the Group Board in 1991 as Group Director (Investments), he is a director of Mithras Investment Trust Plc, Group Trust plc and Legal & General Recovery Investment Trust Plc as well as Chairman of the Investment Advisory Committee of the British Airways Pension Fund. He is a Fellow of the Chartered Insurance Institute and holds a degree from the University of East Anglia. Appointed as a director in 1991.









Sir John Egan
Vice Chairman (and Chairman of the Audit Committee) Aged 57. Chief Executive of BAA plc. A director of Foreign and Colonial Investment Trust Plc and Chairman of the London Tourist Board. Appointed in 1987.

Charles Bowen
Aged 55. Chief Executive of Booker Plc. Before taking his present position at Booker Plc, he was an executive director in charge of the Canadian businesses of Hillsdown Holdings Plc. Appointed in 1996.

Rob Margetts CBE
Aged 50. Executive Director of Imperial Chemical Industries Plc. He is a director of English China Clays Plc, a Vice President of the Royal Academy of Engineering and Governor of the Imperial College of Science, Technology and Medicine. Appointed in 1996.

Sir Frederick Crawford DL
Aged 65. Chairman, Criminal Cases Review Commission. A director of Rexam Plc and PowerGen Plc. Formerly Vice-Chancellor of Aston University. Appointed in 1988.

Lady Howe
Aged 65. A director of Kingfisher Plc, Chairman of the Broadcasting Standards Commission and BOC Foundation for the Environment. She is President of UNICEF UK, on the Board of Business in the Community and Chairman of Opportunity 2000. Appointed in 1989.

Honor Chapman CBE
Aged 55. Partner of Jones Lang Wootton, Chartered Surveyors. She is also a Crown Estate Commissioner and a Board Member of London First Centre. Appointed in 1993.

Alan Wheatley
Aged 58. Chairman of Foreign & Colonial Special Utilities Investment Trust Plc, Chairman of New Court Financial Services Limited and Deputy Chairman of Ashtead Group Plc. Other directorships include N M Rothschild & Sons Ltd and Babcock International Group Plc. He is also a Trustee of the Victoria & Albert Museum. Appointed in 1993.

COMPANY SECRETARY
David Binding
Group Secretary Aged 42. Joined Legal & General in 1994 as Group Secretary and Group Compliance Officer. He is a barrister.

ADVISERS
Auditors – Price Waterhouse
Investment Bankers – J. Henry Schroder & Co. Limited, J. P. Morgan
Corporate Brokers – Kleinwort Benson Securities Limited, SBC Warburg
Consulting Actuaries – Tillinghast-Towers Perrin
Solicitors – Slaughter & May
Public Relations – Dewe Rogerson Limited

Corporate Governance

The Company has complied throughout the year with the provisions of the Cadbury Committee's Code of Best Practice as incorporated in the Listing Rules of the London Stock Exchange. The auditors, Price Waterhouse, have reviewed the Group's compliance with the Code and their report is shown below.

The Board

The Board determines the strategic direction of the Group. It meets monthly to review the current operating and financial position of the Group. The Board has a formal schedule of matters specifically reserved for its decision which can only be amended by the Board itself. This ensures that the directors maintain control over all significant strategic, financial, organisational, legal and regulatory issues.

Directors

There is a clear division of responsibility between the Chairman and the Group Chief Executive. The roles of Chairman, Chief Executive and directors are clearly defined, such as to give no individual unfettered power of decision. New directors are provided with a formal induction and familiarisation programme.

The Board has a majority of non-executive directors, the remuneration of whom consists only of fees. At the end of 1996, there were eight non-executives, with wide business experience. They have access to all information and, if required, external advice at the expense of the company. Their fees reflect their involvement in the business and their terms of office are subject to renewal every three years at the discretion of the Board and of shareholders, through re-election at Annual General Meetings.

Board Committees

The formal Committees of the Board are the Audit Committee, the Investment Advisory Panel, and the Remuneration Committee. The role of the Audit Committee is described below. The Investment Advisory Panel is chaired by Sir Christopher Harding and comprises all the directors. The panel monitors the performance of the Group's investments business, its investment policies and major investment transactions. The report of the Remuneration Committee is shown on pages 32 and 33.

Audit Committee

The Audit Committee is composed only of non-executive directors and plays an important role in supporting the control environment and the quality of financial reporting to shareholders. The Audit Committee normally meets five times per year to review internal control matters; the scope of work to be performed by the independent auditors and by our internal auditors; non-audit services provided to the Group by the independent auditors; and accounting issues and financial reporting matters. It meets regularly with executive directors and management, as well as privately with the independent auditors and the internal auditors to receive reports on internal controls.

The Audit Committee is responsible for selecting the firm of auditors which, following confirmation by the Board, is recommended to shareholders for appointment as independent auditors each year. The terms of reference of the Audit Committee include all of the matters suggested by the Cadbury Committee.

Internal Financial Control

The Board has overall responsibility for the systems of internal financial control throughout the Group, which are designed to provide reasonable, but not absolute, assurance that

- transactions are executed in accordance with management authority;
- transactions are appropriately recorded to permit the preparation of reliable financial statements;
- the assets of the Group are protected; and
- fraud will be prevented or detected.

In assessing what constitutes reasonable assurance, it has regard to materiality and to the relationship between the cost of, and benefits from, particular aspects of the control system. The implementation and maintenance of the internal financial control system is the responsibility of executive management.

The directors have reviewed the effectiveness of the systems of control for the period up to the date of signature of the accounts. This included a process of supervised self-assessment by the business units, through which they are required to confirm compliance with control objectives. This review was supervised by the internal audit department. The results of the review have been considered by executive management and the external auditors and were summarised for review by the Audit Committee.

The review was conducted with regard to materiality and, in the opinion of the directors, no matters were revealed which indicated that the system of internal financial control could not provide reasonable assurance that the objectives listed above have been satisfied.

The key features of the Group's internal financial control system are:

Organisational Structure
The responsibilities of the Board described above ensure effective control over strategic, financial, organisational, legal and regulatory issues.

Financial Framework
The organisational arrangements include clearly defined lines of responsibility and delegated authority, as well as control procedures and systems which are regularly reviewed. The control policies and procedures are set out in an operating manual, which is distributed throughout the Group. The control environment is reinforced by an internal audit function and by human resource policies. The Chief Internal Auditor reports regularly to the Group Chief Executive and the Audit Committee. Human Resources report directly to the Group Chief Executive.

The Group prepares a five-year plan and a more detailed annual operating and financial plan. Executive management reports regularly to the Group Board on the actual and forecast performance of its business compared with the annual operating plan. The arrangements for establishing investment, treasury and underwriting policies, together with the related internal control framework, are described in the Operating and Financial Review.

Human Resources
We carefully select and train our employees, distribute to them written policies and procedures, provide appropriate communication channels and foster a control conscious environment. We seek to conduct business in accordance with high ethical standards and provide employees with guidance in a document entitled "Assurance of Ethical Standards".

Risk Management
The Group's business is the acceptance of risk, in a controlled and considered manner. Risk management policies and procedures, as described in the Operating and Financial Review, are regularly reviewed. However, the essence of insurance is the transfer of financial risk from policyholder to insurer and therefore there is a potential for financial loss for insurers. The nature of the risks accepted by insurance companies means that unanticipated events as regards size and timing do occur.

The Group controls its general insurance business risk through a reinsurance programme and through underwriting criteria described in the Operating and Financial Review. In aggregate, the gross provisions and the related reinsurance recoveries are properly stated, on the basis of information available, but the establishment of provisions can never be definitive and reassessment takes place regularly.

Appointed Actuary
A major activity of the Group is the transaction in the UK of life and pensions business written through a long term insurance fund for which its appointed actuary has certain legal accountabilities. The appointed actuary is subject to the disciplines of professional conduct and guidance and has a reporting relationship not only to the directors of the insurance company but also to the supervisory authorities. The appointed actuary must report fully and impartially on the financial condition of the fund, annually quantifying the fund's liabilities and confirming the fund's solvency position, and has access to the Group Board. The supervisory authorities receive a copy of the appointed actuary's report.

Report by the auditors to the directors of Legal & General Group Plc on corporate governance matters

In addition to our audit of the financial statements, we have reviewed your statement above concerning the Group's compliance with the paragraphs of the Code of Best Practice specified for our review by the London Stock Exchange and the adoption of the going concern basis in preparing the financial statements. The objective of our review is to draw attention to compliance with Listing Rules 12.43(j) and 12.43(v), if not otherwise disclosed.

Basis of Opinion
We carried out our review in accordance with guidance issued by the Auditing Practices Board. That guidance does not require us to perform the additional work necessary to, and we do not, express any opinion on the effectiveness of either the Group's system of internal financial control or corporate governance procedures nor on the ability of the Group to continue in operational existence.

Opinion
In our opinion, your statements on internal financial controls on pages 30 and 31 (other than your opinion on effectiveness which is outside the scope of our report), and going concern on page 27 have provided the disclosures required by the Listing Rules referred to above and are consistent with the information which came to our attention as a result of our work on the financial statements. In our opinion, based on enquiry of certain directors and officers of the company and examination of relevant documents, your statement on page 30 appropriately reflects the Group's compliance with the other paragraphs of the Code specified for our review by Listing Rule 12.43(j).

Price Waterhouse

Price Waterhouse
Chartered Accountants
London, 12 March 1997

Report of the Remuneration Committee

The Committee
This Committee is chaired by Sir Christopher Harding and comprises all of the non-executive directors. The Committee determines the remuneration strategy and overall policy for staff; the remuneration practice for the executive directors; and major changes to individual remuneration. The remuneration of the non-executive directors is determined by the Group Board.

Remuneration Policy
In framing its remuneration policy, the Committee confirms that it has complied with section A of the Best Practice Provisions annexed to the Listing Rules of the London Stock Exchange and has given full consideration to section B of those provisions.

The Group pays appropriately to recruit, retain and motivate its staff. The top management team has been significantly restructured over the last five years through rigorous assessment and judicious recruitment. Rapid organisational change has enabled personnel development opportunities throughout the Group.

Remuneration is considered within the overall context of the highly competitive industry of which the Group is a part, and the specific businesses of the Group itself. New patterns of work are creating different jobs which require changing structures for our staff.

Reward systems have to reflect these changing demands. The balance of risk and reward is set to ensure that there should be no motive for an individual to subject the Group to an unacceptable risk in order to achieve a higher reward.

All pay schemes are approved by the Remuneration Committee, while salaries above £100,000 and variable pay over £60,000 are specifically approved.

Total Pay
Directors' remuneration reflects their experience, responsibility and market value. It is based on relevant market comparators, related to job size, function, sector and giving pay for comparable performance in that market. The Group gives a comparatively higher proportion of total pay as variable, as opposed to fixed, pay. This allows for a significant element of risk pay to reflect more appropriately the Group's and the individual's performance.

The Remuneration Committee determines each element of remuneration in the following way:

Market comparisons
Judgements are based on a range of external information, mainly from major consultants such as Hay, Wyatt and Towers Perrin. The practice is to use at least two independent sources of information for each decision. For the Group Chief Executive, for example, comparators would be chief executives in major UK companies, with particular emphasis on the UK financial services sector.

Base Pay
The practice is to pay basic salaries close to the median of the relevant market, depending on the individual's performance in the job. This is the only remuneration which is pensionable. Basic salaries are reviewed annually with effect from 1 January.

Variable Pay
The annual cash bonus determined by the Remuneration Committee is based on the normal bonus in comparator organisations for jobs of this type and level. This amount is varied according to the performance of the Group and the individual measured against predetermined objectives, for example meeting profit and productivity targets and improving shareholder return. The cash bonus will only exceed 50% of salary in exceptional circumstances or, for a small number of executives, where market practice makes it appropriate.

Long Term Incentives
The Committee believes that share ownership, particularly if it is deferred, encourages executives to align their career aspirations with the long term interests of the Group.

A share bonus plan (SBP) was established in 1995. Under the SBP, a conditional award of shares can be made in addition to the individual's cash bonus. An award is based on current individual performance. Shares will normally be released to the executive after a period of three years, provided that the individual is still employed by the Group. Around 500 executives are eligible for the SBP.

A performance share plan (PSP) was introduced in May 1996. The PSP operates in conjunction with the SBP and applies to a limited group of senior executives. The PSP is a deferred share scheme, which is directly related to corporate performance during the deferred period. Performance shares, linked to the basic SBP award, are granted to designated senior executives. Around 50 executives were granted PSP shares in 1996.

The Remuneration Committee believes that total shareholder return (TSR) is the appropriate measure of performance for the Group. The number of performance shares distributed is dependent upon the Legal & General TSR compared with the FT-SE 100, measured over a three year period, as calculated by Bacon & Woodrow.

Under the PSP no performance shares vest unless performance is better than at least one half of the comparator companies. Performance shares equal to the SBP award are made when Legal & General ranks 50th, whilst performance at or above twentieth generates a maximum performance share allocation of four times the SBP award. There is a proportionate allocation of these shares for performance between these rankings.

At the time of grant, the maximum potential value of deferred shares under SBP and PSP attributable to one year cannot exceed 100% of salary. Participants receive no dividends under either plan and the plans use only existing shares although there is a cash facility available to meet tax and NI liabilities.

A restricted share plan (RSP), established in 1993, was not used during 1996. Details of the RSP were given in last year's Remuneration Statement. The executive share option scheme was closed in October 1995.

Pension
The Legal & General Senior Pension Scheme, for which all UK senior managers, including executive directors, are eligible, is a funded, Inland Revenue approved, final salary, occupational pension scheme, with surviving spouses' pensions, death in service and ill-health benefit. The five executive directors will be entitled, on retirement from Legal & General at age 60, to a pension of two thirds of their basic annual salary. Note 25 shows the increase in their expected pension accrued during 1996. The Group has no unapproved pension arrangements.

Other benefits
Other benefits are provided by the Group only when there are strong market or other reasons. The benefits given to executive directors are:

- A company car, or an allowance of equal cost;
- Medical insurance;
- Employee share schemes. Executive directors are eligible to participate on the same terms as all UK employees in the Inland Revenue approved save as you earn share option scheme; and the employee profit sharing scheme when there is a profit distribution;
- Staff discounts. Legal & General products can be acquired by directors on terms which are no more favourable than those which apply to other members of staff.

Overseas Pay
Although the UK philosophy is followed throughout the Group, detailed practice outside the UK reflects local markets and conditions. The individual remuneration for each overseas Managing Director is determined in the UK by the Remuneration Committee.

Service Contracts
The redundancy and notice entitlement for the three executive directors appointed before 1 March 1995 is a six month rolling notice plus an eighteen months' salary and benefits entitlement on termination. Contracts for all new executive directors, including the two appointed on 1 January 1996, will contain six months' rolling notice, plus a six months' salary and benefits entitlement on termination. Copies of executive directors' service contracts are available for inspection during normal working hours at the registered office and prior to and at the Annual General Meeting.

External Appointments
The Company encourages its top managers to broaden their experience and capability through involvement in up to two major outside activities. Any such appointments are subject to initial and annual agreement by the Remuneration Committee and must not be with competing companies. Subject to the Committee's agreement, any fees may be retained by the individual.

Non-Executive Director Fees
Fees for the non-executive directors are determined by the full Board based on a range of external information and within the aggregate limits contained in the Articles of Association. All fees are non-pensionable from 1 January 1996 and there is no other remuneration.

Details of Remuneration and Share Interests
The remuneration, share options and share holdings for individual directors are given in note 25 to the financial statements.

Report of the Directors

Principal Activities and Significant Changes

Legal & General Group Plc (the Company) is the holding company for the Legal & General Group. Information on the principal activities of the Company's subsidiaries and their financial performance is contained in the Operating and Financial Review on pages 4 to 27. The Company's principal operating subsidiaries are set out on page 65.

The Group's general insurance commercial lines business was sold on 8 July 1996. Further details of the sale are shown on page 51, note 9.

Result for the Year

The profit for the financial year was £1,800.5m (1995, £195.2m) and earnings per share were 145.55p (1995, 15.89p). The consolidated balance sheet on pages 40 and 41 and the consolidated profit and loss account on pages 37 to 39 show the affairs of the Group as at, and for the year ended, 31 December 1996. Worldwide written premiums are shown on page 47, note 2(i).

Dividend

The directors recommend the payment of a final dividend of 7.63p per share. With the interim dividend of 3.50p per share paid on 2 December 1996, this brings the total dividends for 1996 to 11.13p per share (1995, 9.76p), an increase of 14%. The final dividend will be paid on 2 June 1997 to members registered on 2 May 1997. UK residents and certain foreign shareholders will be entitled to a tax credit of 1.91p per share on the final dividend. The cost of the dividends for the year is £138.8m, leaving a retained profit of £1,661.7m.

Directors

The present directors of the Company, together with biographical notes are shown on pages 28 and 29. With the exception of R.J. Margetts and C.J. Bowen, who were appointed on 12 June 1996 and 1 October 1996 respectively, all the directors remained in office throughout the year. D.E. Reid resigned as a director on 13 February 1997.

R.J. Margetts and C.J. Bowen will retire at the Annual General Meeting in accordance with the Articles of Association and, being eligible, offer themselves for re-appointment.

The directors retiring by rotation at the Annual General Meeting are H.M.R. Chapman, Sir Frederick Crawford, Lady Howe and D.J. Prosser. Sir Frederick Crawford and Lady Howe are not offering themselves for re-appointment. H.M.R. Chapman and D.J. Prosser, being eligible, offer themselves for re-appointment.

D.J. Prosser has a service contract which is terminable by him or the Company on receipt of not less than six months' written notice. On termination he would normally become entitled to eighteen months' salary and benefits. H.M.R. Chapman does not have a service contract with the Company.

Details of the directors' interests in the share capital of the Company and details of directors' share options and other long term incentive schemes are described in the report of the Remuneration Committee and on page 62, note 25. Under the Group's save as you earn share option scheme, A.J. Hobson, on 7 January, exercised 1,605 options at 116.8p and, on 22 January, D. Rough exercised 6,377 options at 117.6p. Apart from these transactions there have been no changes in the directors' share interests between 31 December 1996 and 11 March 1997.

United Kingdom Employees

It is the Group's policy to treat its employees without discrimination and to operate equal opportunity and employment practices designed to achieve this end.

Furthermore, it is the Group's policy to give full and fair consideration to applications for employment made by disabled persons, to continue, wherever possible, the employment of staff who become disabled and to provide equal opportunities for the training and career development of disabled employees.

The Group seeks to achieve a common awareness among staff of corporate objectives and performance, financial and economic factors affecting the business and other matters of concern to them as employees. During the year, staff were provided with information through briefings by managers, training courses, staff newspapers and circulars.

The Company continues to run an Inland Revenue approved save as you earn share option scheme and profit sharing scheme. Details of the current executive incentive schemes are included in the report of the Remuneration Committee on pages 32 and 33.

Information on the number of employees and their remuneration is shown on page 68, note 35.

Purchase of Own Shares

The Company's Articles of Association permit the purchase of the Company's own shares for cancellation, subject to obtaining shareholders' approval. The directors consider it desirable, and in the Company's interest, for shareholders to grant to the Company authority to exercise this power, within certain limits, to enable the Company to purchase its own shares. The directors intend that the authority to purchase the Company's shares will only be exercised when such a purchase would result in an increase in earnings per share or net asset value per share and is in the best interests of shareholders generally. Shares purchased under this authority will be cancelled.

The directors propose an authority for the Company to purchase its own shares up to a total of 60,000,000 ordinary shares of 10p each, having an aggregate nominal value of £6,000,000 being 4.8% of the issued nominal ordinary share capital as at 31 December 1996.

A Special Resolution seeking shareholders' authority is set out in the notice of the Annual General Meeting on pages 76 and 77.

Share Capital
At 11 March 1997 the Company had received notifications from Prudential Corporation plc and Standard Life Group of current holdings of the Company's issued share capital amounting to 4.59% and 3% respectively.

Resolution 4, set out in the notice of the Annual General Meeting, will authorise the directors to allot up to an aggregate nominal amount of £6,205,000, being 5% of the issued share capital as at 31 December 1996.

Resolution 5, set out in the notice of the Annual General Meeting, will authorise the directors to issue up to 5% of the Company's present issued share capital as at 31 December 1996 for cash without offering the shares first to existing shareholders by way of rights, although it is not intended, without prior consultation with the Investment Committee of the Association of British Insurers, to issue in this way more than $7\frac{1}{2}$% of the unissued share capital in any rolling three year period.

The resolution will also authorise the directors to allot shares in connection with a rights issue otherwise than strictly pro rata where practical considerations, such as fractions and foreign securities laws, make this desirable.

Details of the number, the consideration and the reason for the issue of shares by the Company during the year are set out on page 55, note 16. Shares are issuable pursuant to the Company's share schemes and in relation to the euro convertible subordinated bond issue referred to in note 16. Other than the above, your directors have no current intention of issuing further share capital and no issue will be made which would effectively alter control of the company without the prior approval of the Company in general meeting.

Environment
Details of the Group's commitment to environmental issues as part of its social responsibility programme are set out on pages 16 and 17. The Group conducts selective environmental audits of its UK offices on a regular basis. During 1996 the Group undertook a waste recycling initiative at its major UK sites.

The environmental policies of companies in which the Group invests are taken into account in investment decisions.

United Kingdom Donations
During 1996 charitable donations totalling £461,103 (1995, £464,750) were made. No political donations were made during the year (1995, £30,000 was made to the Conservative Party).

Payment of Suppliers
The Company agrees terms and conditions for its business transactions with suppliers. Payment is made on these terms, provided the supplier meets its obligations.

Auditors
A resolution to re-appoint the retiring auditors, Price Waterhouse, who have expressed their willingness to be re-appointed, will be proposed at the Annual General Meeting.

On behalf of the Board

D W Binding
Group Secretary
12 March 1997

Responsibility of the Directors

for preparation of the financial statements.

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors confirm that the financial statements comply with the above requirements.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. The directors also have general responsibility for taking reasonable steps to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Report of the Auditors

to the members of Legal & General Group Plc.

We have audited the financial statements on pages 37 to 68 which have been prepared in accordance with the accounting policies set out on pages 44 to 46.

Respective responsibilities of directors and auditors

As described above, the Company's directors are responsible for the preparation of financial statements. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and Group as at 31 December 1996 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Price Waterhouse

Price Waterhouse
Chartered Accountants
and Registered Auditors
London, 12 March 1997

Consolidated Profit and Loss Account

For the year ended 31 December 1996

Technical account – general business

	Notes	Continuing operations £m	Discontinued operations £m	Total 1996 £m	Total 1995 £m
Earned premiums, net of reinsurance					
Gross premiums written	2(i)	226.5	47.9	274.4	374.4
Outward reinsurance premiums		(9.4)	(20.4)	(29.8)	(55.6)
	2(vi)	217.1	27.5	244.6	318.8
Change in the provision for unearned premiums					
– Gross		18.6	(5.9)	12.7	12.1
– Reinsurers' share		(13.0)	4.1	(8.9)	(44.3)
		222.7	25.7	248.4	286.6
Allocated investment return transferred from the non-technical account	3	32.4	4.1	36.5	61.5
		255.1	29.8	284.9	348.1
Claims incurred, net of reinsurance					
Claims paid					
– Gross		174.5	24.9	199.4	213.8
– Reinsurers' share		(21.3)	(3.9)	(25.2)	(37.6)
		153.2	21.0	174.2	176.2
Change in the provision for claims					
– Gross		(15.8)	(10.9)	(26.7)	(13.2)
– Reinsurers' share		18.2	3.0	21.2	17.1
		155.6	13.1	168.7	180.1
Changes in other technical provisions, net of reinsurance		(15.8)	–	(15.8)	4.9
Net operating expenses	4	80.0	16.7	96.7	120.9
Change in the equalisation provision		5.4	–	5.4	–
		225.2	29.8	255.0	305.9
Balance on the technical account – general business		29.9	0.0	29.9	42.2
comprising:					
Underwriting result		(2.5)	(4.1)	(6.6)	(19.3)
Investment return		32.4	4.1	36.5	61.5
		29.9	0.0	29.9	42.2

Consolidated Profit and Loss Account

For the year ended 31 December 1996

Technical account – long term business
Continuing operations

	Notes	Before exceptional item £m	Exceptional item £m	Total 1996 £m	Total 1995 £m
Premiums, net of reinsurance					
Gross premiums written	2(i)	2,902.0		2,902.0	2,052.5
Outward reinsurance premiums		(65.0)		(65.0)	(57.5)
		2,837.0		2,837.0	1,995.0
Investment income and realised gains	3(i)	2,702.8		2,702.8	2,320.0
Unrealised gains on investments		1,411.7		1,411.7	2,904.6
Other technical income		4,583.5		4,583.5	1,789.3
		11,535.0		11,535.0	9,008.9
Claims incurred, net of reinsurance					
Claims paid					
– Gross		2,623.8		2,623.8	2,232.5
– Reinsurers' share		(48.4)		(48.4)	(46.9)
		2,575.4		2,575.4	2,185.6
Change in the provision for claims					
– Gross		0.6		0.6	(4.3)
– Reinsurers' share		3.2		3.2	(1.9)
		2,579.2		2,579.2	2,179.4
Change in other technical provisions, net of reinsurance					
Long term business provision					
– Gross		1,876.2		1,876.2	1,855.6
– Reinsurers' share		(13.1)		(13.1)	(12.0)
		1,863.1		1,863.1	1,843.6
Provisions for linked liabilities		5,723.1		5,723.1	3,396.5
		7,586.2		7,586.2	5,240.1
Net operating expenses	4	404.4		404.4	453.2
Investment expenses and charges	3(ii)	42.9		42.9	40.6
Other technical charges		4.2		4.2	29.2
Tax attributable to the long term business	5	170.2		170.2	122.9
Allocated investment return on shareholders' retained capital transferred to the non-technical account	3	134.4		134.4	
Transfers to (from) the fund for future appropriations		414.4	(1,402.7)*	(988.3)	793.1
		11,335.9	(1,402.7)	9,933.2	8,858.5
Balance on the technical account – long term business		199.1	1,402.7	1,601.8	150.4

* The reclassification of the shareholders' retained capital (SRC), which was previously included in the fund for future appropriations, occurred on 1 February 1996. It reflects the impact of the EU Insurance Accounts Directive on the change of the Articles of Association of Legal & General Assurance Society Ltd. The amount reclassified on that date represents profits from shareholders' investments in UK long term business which have accumulated over the past 160 years. The SRC remains within the UK long term fund.

Consolidated Profit and Loss Account

For the year ended 31 December 1996

Non-technical account

	Notes	Continuing operations: Before exceptional item £m	Continuing operations: Exceptional item £m	Discontinued operations £m	Total 1996 £m	Total 1995 £m
Profit from general business						
Balance on the technical account – general business		29.9		0.0	29.9	42.2
Profit on sale of discontinued business				70.0	70.0	
Profit from long term business						
Balance on the technical account – long term business		199.1	1,402.7		1,601.8	150.4
Tax credit attributable to balance on the technical account – long term business		99.7			99.7	69.4
		298.8			1,701.5	219.8
Other operations						
Investment income and realised gains	3(i)	95.0			95.0	90.9
Unrealised gains on investments		4.1			4.1	28.2
Allocated investment return transferred from the technical account – long term business		134.4			134.4	
Investment expenses and charges	3(ii)	(45.4)			(45.4)	(35.0)
		188.1			188.1	84.1
Allocated investment return transferred to the technical account – general business	3	(36.5)			(36.5)	(61.5)
		480.3			1,953.0	284.6
Other income		74.2			74.2	58.5
Other charges		(90.2)			(90.2)	(71.8)
Profit on ordinary activities before tax		464.3	1,402.7	70.0	1,937.0	271.3
Tax on profit on ordinary activities	5	(122.9)		(13.6)	(136.5)	(76.1)
Profit for the financial year		341.4	1,402.7	56.4	1,800.5	195.2
Dividends	6				(138.8)	(120.4)
Retained profit					1,661.7	74.8
					p	p
Earnings per share	7				145.55	15.89
Dividends per share					11.13	9.76

Consolidated Balance Sheet

As at 31 December 1996

Assets	Notes	1996 £m	1995 £m
Investments			
Land and buildings	10(i)	2,632	2,440
Other financial investments	10(ii)	21,951	20,016
		24,583	22,456
Securitised mortgages and related assets	12	103	124
Non-recourse funding	12	(103)	(124)
		–	–
Assets held to cover linked liabilities	13	19,672	13,990
Reinsurers' share of technical provisions			
Provision for unearned premiums		6	27
Long term business provision		118	114
Claims outstanding		33	76
Other technical provisions		11	14
		168	231
Debtors			
Debtors arising out of direct insurance operations			
– Policyholders		76	60
– Intermediaries		19	55
Debtors arising out of reinsurance operations		48	20
Other debtors		164	182
		307	317
Other assets			
Tangible assets	14	44	45
Cash at bank and in hand		95	43
Purchased interests in long term business	15	93	104
		232	192
Prepayments and accrued income			
Accrued interest and rent		303	293
Deferred acquisition costs		528	500
Other prepayments and accrued income		88	74
		919	867
Total assets		45,881	38,053

Consolidated Balance Sheet

As at 31 December 1996

Liabilities

	Notes	1996 £m	1995 £m
Capital and reserves			
Called up share capital	16	124	123
Share premium account	16	53	43
Profit and loss account	17	1,897	260
Shareholders' funds – equity interests		2,074	426
Subordinated liabilities – euro convertible debt	18(i)	118	117
Fund for future appropriations		3,313	4,296
Technical provisions			
Provision for unearned premiums		188	247
Long term business provision		18,807	17,157
Claims outstanding		257	414
Equalisation provision		5	0
Other technical provisions		61	79
		19,318	17,897
Technical provisions for linked liabilities		19,656	13,990
Creditors			
Creditors arising out of direct insurance operations		94	74
Creditors arising out of reinsurance operations		66	24
Amounts owed to credit institutions	18(i)	636	532
Other creditors including taxation and social security	21	606	697
		1,402	1,327
Total liabilities		45,881	38,053

Reconciliation of Movements in Shareholders' Funds

	1996 £m	1995 £m
At 1 January	426	332
Total recognised gains and losses	1,776	201
Dividends	(139)	(120)
Value of shares issued in lieu of dividends	0	4
Issue of share capital	11	9
At 31 December	2,074	426

Company Balance Sheet

As at 31 December 1996

	Notes	1996 £m	1995 £m
Fixed assets	22	2,261	637
Current assets			
Amounts owed by Group companies		104	95
Tax		9	1
Other debtors		16	15
Creditors: amounts falling due within one year			
Bank loans		(13)	(14)
Amounts owed to Group companies		(3)	(13)
Other creditors and accruals		(3)	(3)
Dividends	6	(95)	(82)
Net current assets (liabilities)		15	(1)
Total assets less current liabilities		2,276	636
Creditors: amounts falling due after more than one year			
Subordinated liabilities – euro convertible debt	18	118	117
Amounts owed to Group companies		84	93
		202	210
Shareholders' net assets		2,074	426
Representing capital and reserves			
Called up share capital	16	124	123
Share premium	16	53	43
Revaluation reserve	23	1,692	64
Profit and loss account	23	205	196
Shareholders' funds		2,074	426

The notes and statements on pages 44 to 68 form an integral part of these financial statements.

The financial statements on pages 37 to 68 and supplementary financial statements on pages 69 to 74 were approved by the directors on 12 March 1997.

Sir Christopher Harding
Chairman

D J Prosser
Group Chief Executive

A J Hobson
Group Director (Finance)

Statement of Total Recognised Gains and Losses

For the year ended 31 December 1996

	1996 £m	1995 £m
Profit for the financial year	1,800	195
Exchange gains (losses)	(24)	6
Total recognised gains and losses	1,776	201

Consolidated Cash Flow Statement

For the year ended 31 December 1996

	Notes	1996 £m	1995 £m
Net cash inflow from general business		33	63
Shareholders' net cash inflow from long term business		54	46
Other operating cash flows attributable to shareholders		38	7
Net cash inflow from operating activities	24(i)	125	116
Interest paid on core debt	24(iv)	(10)	(9)
Tax (paid) received	24(ii)	(19)	6
Capital expenditure: net receipts (payments)		5	(5)
Acquisitions and disposals	24(ii)	(41)	–
Dividends paid		(126)	(106)
Financing	24(ii)	5	54
		(61)	56
Cash flows were invested as follows:			
Increase in cash holdings		10	–
Net portfolio (divestment) investment – not including long-term business			
Shares, other variable yield securities and units in unit trusts		(2)	(6)
Debt and other fixed income securities		(101)	2
Other loans		(1)	–
Deposits with credit institutions		34	57
Other investments		(1)	3
	24(ii)	(71)	56
		(61)	56

Notes to Financial Statements

1. Accounting Policies

Basis of Preparation
Both the Group and Company financial statements conform with applicable accounting standards and have been prepared under the historical cost convention, modified by the revaluation of certain assets as required by the Companies Act 1985.

The Group financial statements have been prepared in compliance with Section 255A of, and Schedule 9A to, the Companies Act 1985 and conform with the Association of British Insurers' Guidance on Accounting for Insurance Business issued in December 1995.

The Company financial statements have been prepared in compliance with Section 226 of, and Schedule 4 to, the Companies Act 1985 adopting the exemption of omitting the profit and loss account conferred by Section 230 of that Act.

Basis of Consolidation
The consolidated financial statements incorporate the assets, liabilities and results of the Company and all of its subsidiary undertakings drawn up to 31 December each year. Profits or losses of subsidiary undertakings sold or acquired during the period are included in the consolidated results up to the date of disposal or from the date of acquisition.

Goodwill
Goodwill on the acquisition of subsidiaries is charged directly to reserves. The profit or loss on the disposal or closure of a business takes account of any goodwill previously charged to reserves.

Long Term Business
General
In order to comply with Schedule 9A the results of long term business are reported using the modified statutory solvency (MSS) basis of accounting.

For the UK, MSS reporting is the statutory solvency basis used for regulatory reporting but modified for:

- the deferral of new business acquisition costs incurred where the benefit of such costs is obtained in subsequent accounting periods;
- the reallocation of certain amounts included within the long term business fund to the extent that they should be regarded as reserves rather than provisions.

Profits for overseas long term business are reported on a basis consistent with the MSS method. In respect of the USA this is based on US GAAP.

Profits, long term business provision and the fund for future appropriations
For the UK and Australia, all revenue transactions are recorded in long term funds from which distributable transfers to shareholders can only be made following an actuarial investigation which includes the calculation of the long term business provision.

For the UK, the long term business provision is determined by the appointed actuary following an annual investigation of the long term fund in accordance with the requirements of the EU Directive 92/96/EEC. The calculation uses the net premium method and includes explicit provision for vested bonuses (including those vested following the current valuation). No explicit provision is made for future reversionary or terminal bonuses. Certain contingency and other reserves required by insurance company regulations are excluded from the long term business provision.

The long term provision for business transacted by overseas subsidiaries is calculated by actuaries on the basis of recognised actuarial methods which comply with local supervisory principles or, in the case of the USA, on the basis of US GAAP.

Surpluses arise in a long term fund from participating and non-participating business. The surplus remaining after the appropriation to participating policyholders of declared bonuses and the transfer to the fund for future appropriations (FFA), is allocated as profit to shareholders, grossed up by attributable tax, using the full corporate tax rate applicable for the period. The long term business provision includes the non-unit liabilities in respect of unit linked business; the liability for the unitised benefit is calculated on the basis of the units notionally allocated to policyholders and is reported separately.

Funds which have not been allocated at the balance sheet date between participating policyholders and shareholders are included in the FFA.

Deferral of Acquisition Expenses
Acquisition costs comprise direct costs, such as acquisition commissions, and indirect costs of obtaining and processing new business. They are allocated to particular categories of policies based on available management information.

Acquisition costs which are incurred during a financial year, but which relate to a subsequent financial year, are deferred to the extent that they are recoverable out of future revenue margins. Such costs are disclosed as an asset in the balance sheet and are determined explicitly, in respect of non-linked with-profits business, by means of a Zillmer adjustment applied to the net premium valuation.

Costs in respect of linked and non-profit business are deferred as an explicit deferred acquisition cost asset, which is amortised over the period during which the costs are expected to be recoverable, and in accordance with the incidence of future related margins.

Acquisition costs in respect of the USA are deferred in accordance with US GAAP.

Premium Income

Premiums from linked policies, and other technical income from pension fund management business, are recognised in the long term technical account when the liabilities arising therefrom are created. All other premiums, including annuity considerations, are accounted for when due for payment.

Claims

Death claims are accounted for on notification of death. Surrenders for non-linked policies are accounted for when payment is made. All other claims and surrenders are accounted for when payment is due. Claims payable include the direct costs of settlement.

Investments

General

The reporting of investment return, comprising investment income less related expenses, interest expense and investment gains and losses, is dependent upon whether the investments are held in long term funds (or otherwise reserved for long term policies), or whether they form part of shareholders' and general insurance funds. The former are reported in the technical account – long term business and an allocation made to the non-technical account in respect of investment return attributable to shareholders' capital retained in the UK long term fund. The investment return on other investments is included in the non-technical account and an allocation is made to the general business technical account.

Investment Income

Investment income includes dividends, interest and rent; directly related investment expenses are reported separately within investment expenses and charges. Dividends are accrued on an ex-dividend basis and include associated tax credits. Interest and rent are included on an accruals basis. Investment income arising in subsidiary undertakings in France, Holland and the USA includes the amortisation of certain redeemable fixed interest securities.

Interest Expense

Interest expense reflects the underlying cost of borrowing and includes profits and losses arising from various interest rate management instruments. It is reported in investment expenses and charges. Payments and receipts made under interest rate swap and option agreements are amortised over the interest period to which they relate.

Investment Valuations

Listed investments are shown at market value, unlisted investments at directors' valuation and mortgages and loans at values based on current interest rates.

Land and buildings in the UK are valued as at the balance sheet date by Chartered Surveyors at open market values in accordance with the Statements of Asset Valuation Guidance Notes of The Royal Institute of Chartered Surveyors. Outside the UK, valuations are provided by local managing directors in conjunction with qualified professional valuers in the countries concerned.

The Companies Act requires that land and buildings are depreciated over their estimated useful lives. However, in accordance with SSAP19, no depreciation is provided on land and buildings and the directors consider that this accounting policy is necessary for the accounts to give a true and fair view. Depreciation is only one of the factors reflected in the valuations and the amount which might otherwise have been shown cannot reasonably be separately identified or quantified.

Investment Gains and Losses

Realised gains and losses on investments are calculated as the difference between net sales proceeds and original cost.

Unrealised gains and losses on investments are calculated as the difference between the carrying valuation of investments at the balance sheet date and original cost. Movements in unrealised gains and losses on investments arising in the year are shown in the profit and loss account.

Investment in Subsidiary Undertakings

Shares in subsidiary undertakings are stated at the Company's share of their net assets. Gains or losses arising on investments in subsidiary undertakings are taken to revaluation reserves.

General Insurance

Results of general insurance business are determined after taking account of unearned premiums, outstanding claims and unexpired risks using the annual basis of accounting. In addition, an equalisation provision is made in accordance with the Insurance Companies (Reserves) Regulations 1996.

Premium Income

Premiums are accounted for in the period in which the risk commences. Estimates are included for premiums not notified by the year end and provision is made for subsequent lapses. Outwards reinsurance premiums are accounted for in the same accounting period as the premiums for the related direct or inwards reinsurance business being reinsured.

Those proportions of premiums written in a year which relate to periods of risk extending beyond the end of the year are carried forward as unearned premiums.

A proportion of commission and other acquisition expenses relating to unearned premiums is carried forward as deferred acquisition expenses.

Claims
Claims and related reinsurance amounts are accounted for in respect of all incidents up to the year end. Provision is made on the basis of available information for the estimated ultimate cost, including claims settlement expenses, of:

- claims reported but not settled;
- claims incurred but not yet reported.

In addition to unearned premiums and after taking account of investment return, additional amounts are set aside where necessary for unexpired risks to meet future claims on business in force at the end of the year.

Other Assets
Capital Expenditure
Expenditure on computers, motor cars and large items of equipment is depreciated over periods ranging up to four years, having regard to expected residual values. All other items of capital expenditure are charged to the profit and loss account as incurred.

Purchased Interests in Long Term Business
Blocks of in-force business purchased either directly or through the acquisition of a subsidiary undertaking, are capitalised at their actuarially determined fair value. These amounts are amortised over their effective lives.

Foreign currencies
Assets, liabilities and revenue transactions in foreign currencies are translated into sterling at rates of exchange ruling at the end of the year, other than for certain minor revenue transactions which are translated into sterling at the appropriate rates prevailing during the year. The resulting exchange adjustments are dealt with through reserves, except for those arising on cash settlements which are included in the profit and loss account. Currency transactions which are covered by specific forward exchange contracts are translated into sterling at the contracted exchange rates. The interest differential reflected in forward contracts is taken to interest expense.

Revaluations of investments in subsidiary undertakings less revaluations of any related borrowings are taken directly to reserves.

Deferred Tax
Deferred tax is calculated on the liability method and is provided only to the extent that it is considered with reasonable probability, that the liability will become payable within the foreseeable future.

Pension Costs
The Group charges the regular cost of its pension schemes against profits on a systematic basis over the service lives of the pensionable employees. Variation from regular cost is allocated over the expected remaining service lives of current scheme members.

Any difference between the cumulative amounts charged against profits and contribution amounts paid is included as a provision, or prepayment, in the balance sheet. Deferred tax in respect of pension costs is accounted for in accordance with the policy described above.

2. Segmental analysis

(i) Turnover and new business

	New business Annual 1996 £m	New business Single 1996 £m	Gross premiums written 1996 £m	New business Annual 1995 £m	New business Single 1995 £m	Gross premiums written 1995 £m
Life and pensions						
UK						
– Linked life	31.7	112.0	252.8	26.3	91.9	229.2
– Non-linked life	53.8	165.1	693.2	36.7	93.6	582.8
– Linked individual pensions	25.8	132.6	239.0	22.1	91.1	197.5
– Non-linked individual pensions	22.6	95.6	224.7	22.3	90.5	220.2
– Group pensions	13.8	724.6	879.0	12.6	175.8	303.8
– Permanent health	5.2	–	13.8	3.4	–	11.2
Total UK	152.9	1,229.9	2,302.5	123.4	542.9	1,544.7
Australia	26.2	86.3	301.0	24.7	53.2	159.4
USA	23.1	33.6	153.9	27.0	53.8	188.5
France	6.0	68.5	91.9	7.1	83.5	105.8
Netherlands	3.6	20.5	52.7	3.4	18.7	54.1
	211.8	1,438.8	2,902.0	185.6	752.1	2,052.5
Other investment business						
Unit trusts and PEPS – UK	5.0	200.7		–	177.4	
– Overseas	–	55.9		–	57.4	
Managed and Segregated Funds – UK*	–	4,247.2		–	2,167.7	
– Overseas	–	124.1		–	93.0	
	5.0	4,627.9		–	2,495.5	
General insurance business						
UK			273.8			372.7
Overseas			0.6			1.7
			274.4			374.4

* Managed Funds of £4,098.1m (1995, £1,718m) are reported in Other technical income of £4,583.5m (1995, £1,789.3m) within the technical account – long term business.

(ii) Operating profit before tax

	1996 £m	1995 £m
Life and pensions		
– UK (see Note 2 (v))	207.0	181.5
– Australia	15.5	13.2
– USA	19.5	17.4
– France	2.6	6.0
– Netherlands	5.4	1.7
	250.0	219.8
General insurance business	29.9	42.2
Other operations		
Investment management	16.6	–
Estate agencies	(4.5)	(4.0)
Mortgage lending	(2.4)	1.7
Fairmount	1.1	0.5
Healthcare	(4.2)	–
Shareholders' other income (outgo) (see Note 2 (iii))	4.9	11.1
	11.5	9.3
	291.4	271.3

The results of operating subsidiaries forming part of the SRC are included in other operations from 1 February 1996, the date of the reclassification of the SRC as shareholders' funds. Therefore no comparative figures are presented for these subsidiaries. They comprise investment management; 50% of the estate agency business; the active mortgage subsidiary and healthcare.

2. Segmental analysis *Continued*

(iii) Shareholders' other income (outgo)

	1996 £m	1995 £m
Investment return before interest expense	19.6	25.9
Interest expense on core debt	(10.4)	(8.8)
Unallocated corporate expenses	(4.3)	(6.0)
	4.9	11.1

(iv) Reconciliation between operating profit and profit before tax

	Long term business 1996 £m	General insurance 1996 £m	Other 1996 £m	Total 1996 £m	Total 1995 £m
Operating profit	250.0	29.9	11.5	291.4	271.3
Long term profit included in investment management result	10.3		(10.3)	0.0	
Investment return on shareholders' retained capital in the UK long term fund (SRC)			134.4	134.4	
Capital released from in-force non-profit business less investment in new business*	148.7			148.7	
Accrued transfer to shareholders in respect of non-profit business included in operating profit	(110.2)			(110.2)	
	298.8	29.9	135.6	464.3	271.3
Profit on sale of commercial business		70.0		70.0	
Reclassification of SRC	1,402.7			1,402.7	
Profit on ordinary activities before tax	1,701.5	99.9	135.6	1,937.0	271.3

* Includes the effect of valuation basis changes

(v) Operating profit from UK long term business

	1996 £m	1995 £m
Net transfer from UK long term fund		
With-profits – normal bonus	64.8	59.9
– special bonus	–	18.1
	64.8	78.0
Non-profit business	73.9	43.6
Net transfer	138.7	121.6
Tax attributable to the balance on the technical account	68.3	59.9
	207.0	181.5

(vi) Analysis of general insurance result

	Net premiums written £m	Underwriting profit (loss) £m	Equalisation provision £m	Investment return £m	Insurance profit (loss) £m
Year ended 31 December 1996					
Household	175.3	10.1	(5.4)	15.9	20.6
Motor and other	28.6	(4.3)		3.9	(0.4)
Mortgage indemnity	12.8	(0.8)		10.9	10.1
UK continuing operations	216.7	5.0	(5.4)	30.7	30.3
Overseas	0.4	(2.1)		1.7	(0.4)
UK commercial	27.5	(4.1)		4.1	0.0
	244.6	(1.2)	(5.4)	36.5	29.9
Year ended 31 December 1995					
Household	217.3	7.8		17.7	25.5
Motor and other	24.7	(2.8)		5.8	3.0
Mortgage indemnity	16.6	(16.5)		16.5	0.0
UK continuing operations	258.6	(11.5)		40.0	28.5
Overseas	1.5	(8.2)		3.1	(5.1)
UK commercial	58.7	0.4		18.4	18.8
	318.8	(19.3)		61.5	42.2

2. Segmental analysis *Continued*

(vii) Shareholders' net assets

	SRC 1996 £m	Other 1996 £m	Total 1996 £m	1995 £m
Life and pensions				
– UK	1,513	–	1,513	–
– Australia		66	66	63
– USA		253	253	264
– France		31	31	36
– Netherlands		18	18	16
	1,513	368	1,881	379
General insurance business		394	394	288
Other operations – investment management	25	–	25	–
– other	6	18	24	17
Borrowings other than for mortgages		(155)	(155)	(176)
Proposed final dividend		(95)	(95)	(82)
	1,544	530	2,074	426

3. Investment return

(i) Investment income and gains

	Technical account – long term business 1996 £m	Non-technical account 1996 £m	Technical account – long term business 1995 £m	Non-technical account 1995 £m
Investment income				
Income in respect of land and buildings	211.3	–	201.2	–
Income in respect of other investments				
– Received from group undertakings	0.2	0.0	0.7	6.5
– Received from other sources	1,886.0	90.6	1,592.4	75.8
	1,886.2	90.6	1,593.1	82.3
Total investment income	2,097.5	90.6	1,794.3	82.3
Realised investment gains	605.3	4.4	525.7	8.6
	2,702.8	95.0	2,320.0	90.9
Unrealised investment gains	1,411.7	4.1	2,904.6	28.2
	4,114.5	99.1	5,224.6	119.1
(ii) Investment expenses and charges				
Bank loans and overdrafts	–	(1.8)	–	(1.6)
Other borrowings	(17.3)	(40.9)	(11.8)	(32.3)
Total interest expense	(17.3)	(42.7)	(11.8)	(33.9)
Investment management expenses	(25.6)	(2.7)	(28.8)	(1.1)
	(42.9)	(45.4)	(40.6)	(35.0)
Total investment return	4,071.6	53.7	5,184.0	84.1
Included in:				
Technical account – general business	–	36.5	–	61.5
Technical account – long term business (including linked business)	3,937.2	–	5,184.0	–
Non-technical account	134.4	17.2	–	22.6
	4,071.6	53.7	5,184.0	84.1

Investment return has been allocated to the technical account – general business in relation to the respective investible funds in the relevant subsidiaries.

4. Net operating expenses

	Technical account – Long term business 1996 £m	Technical account – General business 1996 £m	Technical account – Long term business 1995 £m	Technical account – General business 1995 £m
Acquisition costs	286.0	67.1	225.3	109.7
Administration expenses	173.9	26.4	183.4	39.6
Reinsurance commissions	(6.7)	0.0	(7.8)	(16.9)
	453.2	93.5	400.9	132.4
(Increase)/decrease in deferred acquisition costs (net of reinsurance)	(48.8)	3.2	52.3	(11.5)
	404.4	96.7	453.2	120.9

5. Tax charge (credit)

	Technical account – long term business 1996 £m	Non-technical account 1996 £m	Technical account – long term business 1995 £m	Non-technical account 1995 £m
UK corporation tax	129.8	40.4	71.0	4.2
Double tax relief	(9.7)	(0.2)	(8.1)	(0.5)
Prior year adjustment	0.5	(6.0)	0.6	(0.4)
Tax attributable to franked investment income	40.1	2.0	29.0	1.1
Foreign tax	24.5	1.4	15.4	1.7
Deferred tax	(15.0)	(0.8)	15.0	0.6
	170.2	36.8	122.9	6.7
Tax attributable to the balance on the technical account – long term business		99.7		69.4
		136.5		76.1

The tax attributable to the balance on the technical account – long term business is determined in respect of the UK and Australia by grossing up the balance at the full corporate tax rates. There is no tax on the reclassification of the SRC of the UK long term fund.

Reconciliation of tax charge	1996 £m	1995 £m
Tax at UK rate of 33% on profit on ordinary activities, less reclassification of SRC, before tax	176.3	89.5
Reported tax	136.5	76.1
Difference	39.8	13.4
Difference between taxable and accounting gains		
– Investment gains	3.4	10.2
– Sale of commercial GI business	9.5	–
(Higher)/lower overseas tax rates	(2.7)	2.4
Lower tax on UK dividends	1.4	0.8
Lower tax on SRC investment return	20.6	–
Disallowable expenditure less investment allowances	1.6	(0.4)
Prior year adjustments	6.0	0.4
	39.8	13.4

5. Tax charge (credit) *Continued*

Potential deferred tax not provided for:	Technical account – long term business 1996 £m	Non-technical account 1996 £m	Technical account – long term business 1995 £m	Non-technical account 1995 £m
Unrealised net gains of investments	343.9	14.9	312.4	16.5
Other timing differences	34.4	(11.8)	57.7	(6.2)
	378.3	3.1	370.1	10.3

Potential deferred tax is computed at the relevant tax rate according to existing law. Unrealised net gains on most corporate government debt are taxable from 1 April 1996.

6. Dividends

	1996 £m	1995 £m
Interim dividend paid 2 December 1996 at 3.50p (1995, 3.08p)	43.4	35.7
Proposed final dividend at 7.63p (1995, 6.68p)	95.4	82.4
	138.8	118.1
Transfer to reserves for shares issued in lieu of interim dividend	–	2.3
	138.8	120.4

7. Earnings per share

Earnings per share (EPS) are calculated using the weighted average of 1,237m ordinary shares (1995, 1,229m) in issue during the year and profit for the financial year. The dilution in EPS attributable to the euro convertible subordinated debt and the outstanding share options, for both of which further information is included in note 16, is 8.35 pence. If the reclassification of the SRC were to be excluded from the profit for the financial year, the dilution in EPS would not be material (0.45 pence).

8. Profit for the financial year

The profit for the financial year includes a profit of £147.8m (1995, £119.4m) dealt with in the accounts of the parent company, for which no profit and loss account is shown as permitted by Section 230 (4) of the Companies Act 1985.

9. Sale of general insurance commercial lines business

On 8 July 1996, the Group sold its commercial lines general insurance business to Guardian Insurance Limited. The sale transferred all related staff and certain fixed assets amounting to approximately £1m and resulted in an exceptional pre-tax profit of £70m (£56.4m after tax). The results of this business up to the date of sale are shown in Note 2(vi). Comparative figures for the technical account – general business showing continuing and discontinued business in 1995 are given below.

	Continuing operations		Discontinued operations	
Earned premiums, net of reinsurance	£m	£m	£m	£m
Gross premiums written	289.1		85.3	
Outward reinsurance premiums	(29.0)	260.1	(26.6)	58.7
Change in the provision for unearned premiums – gross	8.2		3.9	
– reinsurers' share	(42.6)	(34.4)	(1.7)	2.2
Allocated investment return transferred from the non-technical account		43.1		18.4
Claims incurred, net of reinsurance				
Claims paid – gross	(168.9)		(44.9)	
– reinsurers' share	31.7	(137.2)	5.9	(39.0)
Change in the provision for claims – gross	(0.6)		13.8	
– reinsurers' share	(13.4)	(14.0)	(3.7)	10.1
Changes in other technical provisions, net of reinsurance		(4.9)		–
Net operating expenses		(89.3)		(31.6)
Balance on the technical account – general business		23.4		18.8

10. Investments

(i) Land and buildings	Long term business 1996 £m	Shareholders' and general insurance business 1996 £m	Total 1996 £m	Long term business 1995 £m	Shareholders' and general insurance business 1995 £m	Total 1995 £m
Leasehold properties						
– Long leaseholds	561	59	620	593	–	593
– Short leaseholds	33	4	37	6	–	6
	594	63	657	599	–	599
Freehold properties	1,802	173	1,975	1,839	2	1,841
Total land and buildings	2,396	236	2,632	2,438	2	2,440
*(ii) Other financial investments**						
Shares and other variable yield securities and units in unit trusts	8,932	1,305	10,237	9,272	136	9,408
Debt and other fixed income securities						
– British Government securities	5,153	209	5,362	3,977	269	4,246
– Other	4,673	161	4,834	4,354	189	4,543
	9,826	370	10,196	8,331	458	8,789
Loans secured by mortgages	17	577	594	244	346	590
Other loans						
– Policy loans	148	–	148	148	–	148
– Other loans	35	1	36	4	2	6
	183	1	184	152	2	154
Deposits with credit institutions	559	166	725	945	102	1,047
Other investments	0	15	15	14	14	28
Total other financial investments	19,517	2,434	21,951	18,958	1,058	20,016
Total investments	21,913	2,670	24,583	21,396	1,060	22,456
Original cost of investments:						
– Land and buildings	1,946	196	2,142	1,961	5	1,966
– Other financial investments	15,116	1,991	17,107	14,843	987	15,830
Included in the current values above are listed investments amounting to:	18,208	1,655	19,863	17,502	590	18,092

* The reported year end asset mixes do not reflect the use of derivatives, but the effect was not material.

11. Goodwill resulting from acquisitions

The cumulative goodwill charged against the Group's reserves arising from acquisition of subsidiaries that are still part of the Group amounted to £90m at 31 December 1996 (1995, £90m).

12. Securitised mortgages and related assets

During 1989/1990 Legal & General Mortgage Services Limited (LGMSL) sold £175m of mortgages, via Temple Court Originations Limited (TCO), to Temple Court Mortgages (No.1) Plc (TCM1). This company issued debt to purchase the mortgages, the written terms of which provide no recourse to LGMSL. Neither LGMSL nor any other member of the Group is obliged, or intends, to support any losses in respect of the sold mortgages.

Mortgage payments (interest and principal) in respect of the portfolio are used to pay the capital and interest due on borrowings and other administration expenses. Any residue is payable as deferred consideration to LGMSL. During 1996 this amounted to £0.8m (1995, £1.5m) and is reported as income in the non-technical account. TCO and TCM1 are quasi-subsidiaries of the Group and their summarised financial statements at 31 December, which form the basis of the linked presentation in the consolidated balance sheet, are:

	Assets 1996 £m	Liabilities 1996 £m	Assets 1995 £m	Liabilities 1995 £m
Securitised mortgages	117	–	136	–
Other related assets	5	–	5	–
Non-recourse borrowings	–	(122)	–	(141)
Share capital and reserves	–	0	–	0
Amounts reported by quasi-subsidiaries	122	(122)	141	(141)
TCM1 debt purchased by LGMSL*	(19)	19	(17)	17
Amounts shown in linked presentation	103	(103)	124	(124)

The quasi-subsidiaries had gross financial income and expenses of approximately £10m (1995, £12m).

* These investments have been reported in the consolidated balance sheet as loans secured by mortgages; the related borrowings have been included in amounts owed to credit institutions.

13. Assets held to cover linked liabilities

	1996 £m	1995 £m
Managed funds	15,256	10,095
Other linked business	4,416	3,895
	19,672	13,990

The original cost of investments held to cover linked liabilities was £16,309m (1995, £11,730m).

14. Tangible assets

Fixtures, fittings, tools and equipment (comprising principally computer equipment and cars)	1996 £m	1995 £m
Cost –		
At 1 January	125	144
Exchange revaluation	(2)	–
Additions	53	45
Disposals	(62)	(64)
At 31 December	114	125
Depreciation –		
At 1 January	80	92
Exchange revaluation	(1)	–
Provided during the year	33	21
Disposals	(42)	(33)
At 31 December	70	80
Net book value at 31 December	44	45

15. Purchased interests in long term business

	1996 £m	1995 £m
Cost –		
At 1 January	208	168
Exchange revaluation	(17)	1
Additions	0	39
At 31 December	191	208
Amortisation –		
At 1 January	104	74
Exchange revaluation	(10)	1
Provided during the year	4	29
At 31 December	98	104
Net book value at 31 December	93	104

The net book value of purchased interests in long term business represents the remaining unamortised portion of the actuarially determined fair values of purchased long term business. In the USA, traditional life business is amortised over its economic life in proportion to the projected premium income from that business and interest rate sensitive business is amortised in relation to the present value of estimated gross profits. In Australia, the purchased interest is amortised in equal instalments over 10 years, being a conservative estimate of its economic life.

16. Share capital and share premium

	Number of shares	1996 £m	1995 £m
Authorised share capital			
At 31 December: ordinary shares of 10p each (1995, 600,000,000 shares of 25p)	**1,500,000,000**	**150**	150

		Share capital £m	Share premium £m
Issued share capital			
Fully paid ordinary shares of 10p each			
At 1 January 1996	1,233,364,057	123.3	42.5
Options exercised under share option schemes			
– Executive share option scheme	5,291,528	0.6	8.3
– Save as you earn schemes	2,203,048	0.2	2.4
– Convertible bond	6,720	–	–
At 31 December 1996	1,240,865,353	124.1	53.2

On 9 October 1996, Legal & General Group Plc split the nominal value of its shares from 25p to 10p, the effect of which was to increase the authorised number of shares from 600 million to 1,500 million.

Euro convertible subordinated bonds
The subordinated debt, which is due in 2008, has a coupon of 6.75 per cent per annum and is convertible into the ordinary shares of the Company at 223.2 pence. The bonds are convertible by holders at any time; and can be called in 1998 and thereafter by the Company, at par. If converted the bonds would give rise to the issue of 53.76 million new ordinary shares, representing 4.33 per cent of the current issued share capital.

Options
Options over 22,133,202 shares are outstanding under executive and savings related share option schemes at 31 December 1996 as shown below:

Number of shares	Option price pence per share	Option period ending	Number of shares	Option price pence per share	Option period ending
2,601,220	104.8 – 148.8	1997	1,260,511	125.2 – 150.8	2002
1,171,448	113.6 – 172.8	1998	1,855,406	182.4 – 258.0	2003
3,049,326	93.2 – 258.0	1999	4,285,045	174.0 – 203.2	2004
1,268,283	132.8 – 172.8	2000	3,497,720	190.8 – 224.8	2005
3,144,243	137.6 – 258.0	2001			

Employee share ownership trust
The Company has established an employee share ownership trust (ESOT) which, in order to deliver shares allocated under various incentive schemes to employees, has the option to acquire ordinary shares in the Company purchased by a bank. The Company has provided the bank with a guarantee in respect of any shortfall between the cost of shares purchased, plus related financing costs, and the market value of the shares.

During 1996 the ESOT acquired 680,235 shares (1995, nil), of which 530,000 were applied to the Legal & General profit sharing scheme and, as at 31 December 1996, the bank owned 6,474,765 shares at a total cost (including financing costs) of £12.9m (1995, £13.7m). This amount has been reported as an asset within Other financial investments and as a liability in Amounts owed to credit institutions. The financing costs, net of dividends, incurred by the bank during 1996 and 1995 were not material.

17. Movement in consolidated profit and loss account

	1996 £m	1995 £m
At 1 January	259.3	175.3
Retained profit	1,661.7	74.8
Value of shares issued in lieu of dividends	–	4.1
Exchange (losses)/gains	(24.0)	5.1
At 31 December	1,897.0	259.3

18. Borrowings

	Long term 1996 £m	Shareholders' and general insurance 1996 £m	Long term 1995 £m	Shareholders' and general insurance 1995 £m
(i) Analysis by purpose				
Mortgage related	17	559	94	346
Other	13	152	22	173
Employee share ownership trust (See Note 16)	10	3	11	3
Total	40	714	127	522

Reported as:	1996 £m	1995 £m
Subordinated liabilities	118	117
Amounts owed to credit institutions		
– Borrowings repayable, otherwise than by instalments, in less than five years	636	380
– Borrowings repayable in five years or more	0	152
	636	532
	754	649
(ii) Analysis by nature		
Unsecured		
– 6.75 per cent euro convertible subordinated debt 2008	118	117
– Medium term notes 1997/2001	207	212
– Guaranteed PEP Bond 2001	130	126
– Sterling Commercial Paper	108	45
– Euro Commercial Paper	160	78
– Bank loans 1997	18	57
– ESOT liability 2001	13	14
	754	649
In one year or less on demand	341	219
Between 1 and 2 years	9	20
Between 2 and 5 years	286	141
In 5 years or more	118	269
	754	649

i) The Group has committed revolving credit facilities amounting to £300m expiring between 1998 and 2001, arranged on a bilateral basis with a number of banks, which may be used to refinance existing borrowings.

ii) The maturity profile above is calculated on the basis that a facility to refinance maturing loans should not be recognised unless the facility and loan are related. If refinancing under the Group's committed facilities were recognised, then £300m of the amount shown as repayable within one year would be reclassified as repayable after more than one year.

18. Borrowings *Continued*

(iii) Analysis by currency

After taking into account interest rate and currency swaps, the Group's borrowings at 31 December 1996 are as follows:

Currency	Total £m	Floating borrowings £m	Fixed borrowings £m	Fixed borrowings weighted average interest rate %	Time for which rate is fixed years
Sterling	461	461	–	–	–
US dollars	112	77	35	6.10	2
Australian dollars	43	43	–	–	–
French francs	16	6	10	6.45	1
Other	4	4	–	–	–
	636	591	45		
Sterling (euro convertible subordinated bonds)	118	–	118	6.75	12
	754	591	163		

(iv) Currency analysis of net assets	Net assets (before borrowing) by currency of operation 1996 £m	Gross borrowings 1996 £m	Effect of currency swaps 1996 £m	Net assets (after borrowing) by currency of operation 1996 £m	Net assets (after borrowing) by currency of operation 1995 £m
Matched					
Sterling	916	(485)	(94)	337	212
US dollars	253	(130)	18	141	128
Australian dollars	66	–	(43)	23	18
French francs	31	(19)	3	15	17
Netherlands guilders	18	–	–	18	55
Swiss francs	–	(48)	48	–	–
Japanese yen	–	(41)	41	–	–
Portuguese escudos	–	(24)	24	–	–
German mark	–	(3)	3	–	–
Total matched assets/(liabilities)	1,284	(750)	–	534	430
Unmatched assets/(liabilities)	–	(4)	–	(4)	(4)
Gross assets/(liabilities)	1,284	(754)	–	530	426
Deduct:					
Mortgage and long term related sterling assets/(liabilities)	(599)	599	–	–	–
Shareholders' net assets/(liabilities) held outside the UK long term fund	685	(155)	–	530	426
SRC investment portfolio	1,544			1,544	
Total shareholders' net assets/(liabilities)	2,229	(155)	–	2,074	426

19. General insurance business provisions

	1996 £m	1995 £m
Provision for unearned premiums		
– Gross	188	247
– Reinsurance	(6)	(27)
	182	220
Claims outstanding		
– Gross	208	362
– Reinsurance	(23)	(61)
	185	301
Equalisation provision	5	0
Other technical provisions (provision for unexpired risks)		
– Gross	61	79
– Reinsurance	(11)	(14)
	50	65
Deferred acquisition costs	(47)	(57)
General insurance provisions, net of reinsurance	375	529

The Group's general insurance commercial lines operation was sold to Guardian Insurance on 8 July 1996, resulting in a reduction in net provisions of £132m.

General insurance provisions, together with related reinsurance recoveries, are fairly stated in aggregate on the basis of available information, but the establishment of provisions can never be definitive and reassessments take place regularly.

20. Long term insurance funds

	1996 £m	1995 £m
Technical provisions		
Long term business provision – gross	18,807	17,157
Technical provision for linked liabilities	19,656	13,990
Claims outstanding – gross	49	52
	38,512	31,199
Reinsurers' share of provisions	(128)	(128)
	38,384	31,071
Deferred acquisition costs	(481)	(443)
Fund for future appropriations	3,313	4,296
SRC in the UK long term fund	1,544	–
	4,857	4,296
Total long term insurance funds	42,760	34,924

Bonuses incurred during the year were £583m (1995, £702m), of which £456m (1995, £613m) are included in the long term business provision above. The 1995 amount included the special bonus of £163m.

On 1 February 1996, £1,402.7m of shareholders' retained capital was reclassified from the fund for future appropriations to shareholders' funds. The SRC remains within the UK long term fund.

The long term insurance funds represent the total of assets, less relevant creditors, associated with long term business valued in accordance with the provisions of Schedule 9A to the Companies Act 1985.

20. Long term insurance funds *Continued*

The principal assumptions underlying the calculation of the UK long term business provision are:

	1996	1995
Rate of interest		
Life assurances	3.25-4.00%	3.25-4.00%
Bonuses on with-profits life assurances	2.75%	2.75%
Pension assurances	3.5-6.0%	3.5-6.0%
Annuities in deferment	4.0-7.0%	4.25-7.0%
Vested annuities	7.0%	7.0%
Vested annuities (RPI-linked – net rate after allowance for inflation)	3.0%	2.25%
Mortality tables		
Non-linked individual term assurances	A67/70 ult-3 yrs	A67/70 ult-3 yrs
Other non-linked assurances	A67/70 ult-2 yrs	A67/70 ult-2 yrs
Annuities in deferment	A67/70 ult-3 yrs	A67/70 ult-3 yrs
Vested annuities	95%a(55) ult-3 yrs*	96%a(55) ult-3 yrs*

* with allowance for secular trend

Other assumptions

Local generally accepted interest rates and actuarial tables are used in calculating the long term business provisions for overseas long term business operations.

21. Analysis of other creditors

	Long term 1996 £m	Shareholders' and general insurance 1996 £m	Total 1996 £m	Long term 1995 £m	Shareholders' and general insurance 1995 £m	Total 1995 £m
Tax	89	40	129	29	27	56
Dividends	–	96	96	–	82	82
Inter-fund balances	466	(466)	–	380	(380)	–
Other creditors	194	187	381	446	113	559
Total	749	(143)	606	855	(158)	697

22. Company fixed assets

	Shares in Group companies 1996 £m	Loans to Group companies 1996 £m	Total 1996 £m	Total 1995 £m
At valuation, 1 January	265	372	637	566
Additions and (disposals)	–	14	14	(14)
Revaluation	1,628	(18)	1,610	85
At valuation, 31 December	1,893	368	2,261	637
At cost, 31 December 1995	200	372	–	572
At cost, 31 December 1996	200	386	586	–

23. Movement in company reserves

	Revaluation reserve 1996 £m	Profit and loss account 1996 £m	Revaluation reserve 1995 £m	Profit and loss account 1995 £m
At 1 January	64	196	(17)	192
Retained profit after tax and dividends	–	9	–	–
Increase in the net assets of subsidiaries	1,628	–	81	–
Value of shares issued in lieu of dividends	–	–	–	4
At 31 December	1,692	205	64	196

24. Cash flow for shareholders' and general insurance funds

(i) Reconciliation of profit on ordinary activities before tax

	1996 £m	1995 £m
Profit on ordinary activities before tax	1,937	271
Profits relating to long term business	(250)	(220)
Profit of SRC subsidiaries included under other operations	(8)	–
Profit on disposal of commercial GI business	(70)	–
Reclassification of shareholders' retained capital (SRC)	(1,403)	–
Change in SRC	(173)	–
Depreciation of tangible fixed assets	5	6
(Decrease)/increase in general insurance technical provisions	(37)	30
Decrease in other operating debtors	27	7
Increase in other operating creditors	41	4
Cash received from long-term business	54	46
Interest expense on core debt (see Note 24 iv)	10	9
Realised and unrealised investment (gains)	(8)	(37)
Net cash inflow from operating activities	125	116

(ii) Analysis of cash flows for headings netted in the cash flow

	1996 £m	1995 £m
Tax (paid) received		
Corporation tax (paid) / received	(18)	8
Foreign tax paid	(1)	(2)
	(19)	6
Acquisitions and disposals		
Proceeds from the sale of commercial GI business	75	–
Net liability transferred under the terms of the sale	(112)	–
Cash paid to purchasing company	(37)	–
Expenses incurred	(4)	–
	(41)	–
Financing		
Issue of share capital	12	8
(Decrease)/increase in total borrowings	(40)	51
Less: mortgage related borrowings	33	(5)
	5	54
Portfolio investments		
Cash outflows from the purchase/advances of:		
Shares and other variable yield securities and units in unit trusts	278	41
Debt and other fixed income securities	357	320
Loans secured by mortgages	51	53
Cash inflows from the sale/redemption of:		
Shares and other variable yield securities and units in unit trusts	(280)	(47)
Debt and other fixed income securities	(458)	(318)
Loans secured by mortgages	(84)	(48)
Other loans	(1)	–
Net cash (inflows)/outflows from:		
Deposits with credit institutions	34	57
Other investments	(1)	3
	(104)	61
Less: mortgage loan financed by borrowings	33	(5)
	(71)	56

24. Cash flow for shareholders' and general insurance funds *Continued*

(iii) Movement in opening and closing portfolio investments net of financing

	1996 £m
Net cash inflow for the period	10
Cash flow (excluding long term business and SRC)	
Portfolio investments	(104)
Decrease in loans (including mortgage related)	40
Movement arising from cash flows	(54)
Movement in long-term business and SRC investments net of financing	2,118
Changes in market values and exchange rate effects	10
Total movement in portfolio investments net of financing	2,074
Portfolio investments net of financing at 1 January	21,850
Portfolio investments net of financing at 31 December	23,924

(iv) Analysis of interest and borrowings

	Interest year to 31.12.96 £m	Related borrowings at 31.12.96 £m	Interest year to 31.12.95 £m	Related borrowings at 31.12.95 £m
Total	60	754	46	649
Attributable to borrowing of long term business	(4)	(40)	(7)	(127)
Interest on overdrafts and other items not classified as borrowings	(13)	–	(9)	–
	43	714	30	522
Attributable to mortgages	(33)	(559)	(21)	(346)
Core debt attributable to general insurance and shareholders	10	155	9	176

(v) Movement in cash, portfolio investments and financing

	At 1 Jan 1996 £m	Cash flow £m	Changes in long term business (incl. SRC) £m	Changes to market value and currencies £m	At 31 Dec 1996 £m
Cash in hand, at bank	43	10	41	1	95
Land and buildings	2,440	–	192	–	2,632
Shares and unit trusts	9,408	(2)	816	15	10,237
Debt and other fixed income securities	8,789	(101)	1,528	(20)	10,196
Loans secured by mortgages	590	(33)	37	–	594
Other loans	154	(1)	31	–	184
Deposits with credit institutions	1,047	34	(355)	(1)	725
Other investments	28	(1)	(12)	–	15
	22,456	(104)	2,237	(6)	24,583
Loans due within 1 year	(219)	46	(186)	18	(341)
Loans due after 1 year	(430)	(6)	26	(3)	(413)
	(649)	40	(160)	15	(754)
	21,850	(54)	2,118	10	23,924

25. Directors' emoluments and share interests

Directors' emoluments

	Salary/fees £'000	Benefits £'000	Cash bonus £'000	Total emoluments excluding pensions 1996 £'000	Total emoluments excluding pensions 1995 £'000
Executive					
AJ Hobson	200	14	80	294	284
AW Palmer	120	14	40	174	–
RA Phipps	125	14	40	179	–
DJ Prosser	315	14	140	469	434
D Rough	240	14	100	354	324
	1,000	70	400	1,470	1,042
Non-Executive					
C Bowen	8			8	–
Mrs HMR Chapman	30			30	20
Sir Frederick Crawford	30			30	20
Sir John Egan	60			60	40
Sir Christoper Harding	120			120	90
Lady Howe	30			30	20
R Margetts	8			8	–
D Reid	30			30	3
AE Wheatley	30			30	20
WJR Govett (ret'd)	11			11	20
	1,357	70	400	1,827	1,275

The aggregate amount of directors' emoluments, including pension contributions, was £2,025,000 (1995, £1,508,000).

The value of any shares received by directors under the share bonus plan (SBP) and the performance share plan (PSP) will be reported in the year that the shares are received and at the value at the time of vesting. Details of shares awarded under these schemes are shown below and the schemes are described on page 32. The value of the shares received by directors under the restricted share plan (RSP), which operated up until the end of 1995, have previously been reported as part of directors' remuneration and included in beneficial share interests with effect from the date of allocation, because the directors then became entitled to the dividends on these shares.

From 1 January 1996 all fees, which are the sole form of remuneration for non-executives, are non-pensionable. No fees are paid to executive directors.

Directors' pension entitlements

The executive directors participate in the non-contributory Legal & General Senior Pension Scheme (the Scheme), for which all UK senior managers are eligible. At the normal retirement age of 60, they will be entitled to two-thirds of pensionable remuneration which is the salary received in the twelve months prior to retirement.

Following the Greenbury Report on directors' remuneration, the Faculty and Institute of Actuaries issued a Consultative Paper dealing with the disclosure of pensions and other benefits. This paper recommended that companies disclose:

i) the amount of the increase in the accrued pension to which a director has become entitled during the year;

ii) sufficient information to make a reasonable assessment of the year's increase in the transfer value.

This commentary and the table below provide this information.

On death before retirement, a capital sum equal to four times salary is payable, together with a spouse's pension of four ninths of the member's pensionable remuneration. For death in retirement, a spouse's pension of two thirds of the member's pre-commutation pension is payable. In the event of death after leaving service but prior to commencement of pension, a spouse's pension of two thirds of the accrued preserved pension is payable. Substantial protection is also offered in the event of serious ill health.

Post-retirement pension increases provided by the Scheme are awarded in line with inflation up to 5% p.a. but with minimum annual increases of 3%.

25. Directors' emoluments and share interests *Continued*

Directors' pension entitlements *continued*

	Age at 31 Dec 1996	Years of pensionable service at 31 Dec 1996	Additional pension earned during the year ended 31 Dec 1996 £000	Accrued entitlement at year end or date of appointment 1996 £000	1995 £000
AJ Hobson	49	10	10	67	57
AW Palmer	43	8	7	27	20
RA Phipps	46	14	9	42	33
DJ Prosser	52	12	17	135	118
D Rough	45	8	9	58	49

Directors' share interests

The interests of directors in office at the end of the year in the issued share capital of the Company, excluding shares awarded by the Company under the SBP were:

	1 Jan 1996 or later date of appointment	31 Dec 1996		1 Jan 1996 or later date of appointment	31 Dec 1996
C Bowen*	–	2,000	R Margetts*	2,010	2,026
Mrs H M R Chapman	3,165	3,165	AW Palmer	450	550
Sir Frederick Crawford	10,725	10,725	RA Phipps	24,854	25,031
Sir John Egan	9,435	9,435	DJ Prosser	149,136	135,001
Sir Christopher Harding	10,000	10,000	DE Reid	2,500	9,500
AJ Hobson	59,787	82,394	D Rough	102,517	117,340
Lady Howe	2,570	2,570	AE Wheatley	7,500	7,500

*on date of appointment

Share bonus plan

The interest of directors in office at the end of the year in shares awarded by the Company under the SBP were:

	Number of shares						
Shares of 10p	1 Jan 1996	Awarded in 1996	31 Dec 1996	Release year Earliest	Latest	Value of shares to be awarded in May 1997 £'000	Earliest release year
AJ Hobson	–	14,473	14,473	1999	1999	40	2000
AW Palmer	2,518	7,238	9,756	1998	1999	20	2000
RA Phipps	4,195	7,238	11,433	1998	1999	25	2000
DJ Prosser	–	21,710	21,710	1999	1999	60	2000
D Rough	–	14,473	14,473	1999	1999	40	2000

Performance share plan

Executive directors also received performance shares linked directly to the shares awarded under the SBP in 1996 and will similarly receive performance shares in respect of the SBP shares to be awarded in May 1997. Under the terms of the PSP, described in the report of the Remuneration Committee on page 32, this entitles them, depending on the Legal & General total shareholder return (TSR) compared with the FT-SE 100 over the three years from the date of the award, to a number of shares equal to the related SBP award, if TSR is above median; and up to a maximum multiple of four times the SBP award for performance at or above the twentieth position. The years of release of PSP shares are the same as for the related SBP shares.

25. Directors' emoluments and share interests *Continued*

Directors' options ***Continued***

Options have been awarded to executive directors under the executive share options scheme (closed October 1995) or acquired under the Company's Save As You Earn scheme (SAYE) which is open to all UK employees. Details of the options, over shares of 10p, are as follows:

Movements in year	Share options 1.1.96	SAYE options granted	Options exercised	Exercise price (p)	Market price at date of exercise (p)	Share options 31.12.96
AJ Hobson	249,612	2,155	(17,500)	183	301	
			(40,000)	146	301	
			(25,000)	173	301	
			(1,415)	132	317	
			(1,592)	118	353	166,260
AW Palmer	140,000					140,000
RA Phipps	173,024					173,024
DJ Prosser	545,944					545,944
D Rough	456,377	2,265	(77,500)	148	292	
			(95,000)	183	292	
			(25,000)	173	292	
			(90,000)	146	292	171,142

Options held at 31.12.1996	Number	Weighted average option price (p)	Date exercisable Earliest	Latest
A J Hobson	166,260	195	11.10.93	9.10.04
AW Palmer	140,000	181	8.4.94	9.10.04
RA Phipps	173,024	171	9.4.93	9.10.04
DJ Prosser	545,944	172	9.4.93	9.10.04
D Rough	171,142	192	11.10.96	9.10.04

No options lapsed during 1996. As at 31 December 1996, there were no options outstanding where the exercise price exceeded the market price. The market price of the shares at 31 December 1996 was 372p and the range during 1996 was 266p to 372p.

Transactions and arrangements

No director had any material interest in any contract or arrangement of significance in relation to the business of the Company or of the Group during 1996.

26. Related party transactions

There were no material transactions between directors or key managers and the Legal & General group of companies which require to be disclosed under Financial Reporting Standard No.8, Related Party Disclosures. All transactions between Legal & General, its directors and key managers are on normal commercial terms at rates which are no more favourable than those available to staff in general.

27. Principal subsidiaries

The principal subsidiaries consolidated in these financial statements, of which the Group holds all of the ordinary share capital and voting rights except for Gresham Insurance Company Limited in which the Group holds 90% of the ordinary share capital, are listed below:

Company name	Nature of business	Country of incorporation
Legal & General Finance Plc*	Treasury operations	Great Britain
Legal & General Assurance Society Limited (the Society)	Long term and general insurance	Great Britain
Legal & General Insurance Limited	General insurance	Great Britain
Legal & General Investment Management Limited	Investment management	Great Britain
Legal & General Assurance (Pensions Management) Limited	Pension fund management	Great Britain
Legal & General Mortgages Limited	Provision of mortgages	Great Britain
Legal & General Mortgage Services Limited	Provision of mortgages	Great Britain
Legal & General Property Limited	Property management	Great Britain
Legal & General (Unit Trust Managers) Limited	Unit trust management	Great Britain
Legal & General Estate Agencies Limited	Estate agency	Great Britain
Legal & General Ventures Limited	Venture capital management	Great Britain
Fairmount Group Plc	Financial services	Great Britain
Gresham Insurance Company Limited	General insurance	Great Britain
Legal & General Life of Australia Limited	Long term insurance	Australia
SGIC Life Limited	Long term insurance	Australia
Legal & General (France) SA	Long term insurance	France
Legal & General Bank (France): SA	Financial services	France
Legal & General Nederland Levensverzekering Maatschappij NV	Long term insurance	Netherlands
Banner Life Insurance Company	Long term insurance	USA
William Penn Life Insurance Company of New York	Long term insurance	USA

* Directly held by Legal & General Group Plc. All other subsidiaries are held through intermediate holding companies.

The principal area of operation of subsidiaries incorporated in Great Britain is in the UK. For overseas subsidiaries the principal country of operation is the same as the country of incorporation. The principal activities of the Company and its subsidiaries are:

Long term business
Ordinary life and pensions business, where life covers individual life and annuity policies, including capital redemption and permanent health insurance and pensions, covers both individual pension arrangements and employers' schemes (including group life and permanent health insurance benefits).

Investment management business
Provision of a fund management service for the Group's insurance and shareholders' funds as well as clients' funds through managed and segregated funds, unit trusts and personal equity plans.

General Insurance business
Household, mortgage indemnity, motor and healthcare.

Other
Provision of advisory services to both companies and individuals, banking, investment management, stockbroking, pension fund trustee services, property agency services and mortgage lending.

28. Officers' loans

At 31 December 1996 there were loans outstanding amounting to £227,493 (1995, £110,211) made to 3 (1995, 3) officers of the Company.

29. Pension costs

The Group operates a number of pension schemes in the UK and overseas. The assets of all the defined benefit schemes are held in separate trustee administered funds and all significant schemes have been subject to regular valuation or formal reviews by qualified actuaries who were members of the Group:

The total charge for pension costs for the schemes within the Group were:

	1996 £m	1995 £m
Defined benefit schemes		
– Legal & General Group UK Pension and Assurance Fund (Fund)	7.9	8.8
– Legal & General Group UK Senior Pension Scheme (Scheme)	2.9	3.2
– Other UK and Overseas schemes	1.0	1.0
	11.8	13.0
Defined contribution schemes	2.4	0.9
	14.2	13.9

From 1 January 1995 the Fund was closed to new members and since that date relevant new staff have have been eligible for a new group personal pension plan. The latest actuarial valuations of the Fund and the Scheme at 31 December 1995 used the projected unit method, with a further valuation for the Fund using the aggregate method, and the principal financial assumptions adopted were:

Rate of increase in pensions in payment	4.5%	Retail price index	5%
Rate of growth in dividend income	5%	Rate of return on investments	9%
Rate of interest applied to discount liabilities	9%	Rate of increase in salaries, excluding promotional increases	7%

The actuarial value of the combined assets of the Fund and Scheme at 31 December 1995 was sufficient to cover 133% of the benefits that had accrued to members. The combined market value of the assets of the Fund and Scheme at 31 December 1995 was £459m.

The surpluses disclosed by the valuations are being amortised over 13 years (the average expected remaining service lives of the current scheme members) using the percentage of pay amortisation method. The average contribution rate of pensionable salary in 1996 for the UK schemes was 12.5% (1995, 12.5%). The normal contribution, before amortisation, was 19% (1995, 19%).

30. Contingent liabilities, guarantees and indemnities

	1996 £m	1995 £m
The Group has contingent liabilities for uncalled stock exchange and other investments:		
Long term business	32	5

Group companies may give guarantees and indemnities as a normal part of their operating activities or in relation to capital market transactions.

In 1975, the Society was required by the Institute of London Underwriters (the ILU) to execute the ILU form of guarantee in respect of policies issued through the ILU's Policy Signing Office on behalf of NRG Victory Reinsurance Company Ltd (Victory), a company which was then a subsidiary of the Society. In 1990, Nederlandse Reasurantie Groep Holdings nv., as part of the arrangements under which it acquired Victory, provided an indemnity to the Society against any liability the Society may have as a result of the ILU's requirement, and the ILU agreed that its requirement of the Society would not apply to policies written or renewed after the acquisition. Whether the Society has any liability as a result of the ILU's requirement and, if so, the amount of its potential liability, is uncertain. The Society has made no payment or provision in respect of this matter.

31. Commitments

	1996 £m	1995 £m
Authorised and contracted commitments not provided for in respect of investments, including property development and mortgage lending, payable after 31 December		
Long term	74	25
Shareholders' and general insurance	25	0
	99	25

32. Associated undertakings

As part of an arrangement to provide household insurance to customers of the Woolwich Building Society (Woolwich) the Group has a 10% interest in Woolwich Insurance Services (WIS) and Woolwich has a 10% interest in the Group's subsidiary, Gresham Insurance Company Limited (Gresham). The Group's 10% holding in WIS is accounted for as an associate and is included in investments. The Group also has investments where its holding exceeds 20% of the equity share capital. Details of these investments have not been provided and they have not been treated as associated under-taking as the Group does not exercise any significant influence over them, and their operations are not significant in relation to the financial statements of the Group.

The minority interest in Gresham has not been separately disclosed as it is not material.

33. Auditors' remuneration

Fees paid to Price Waterhouse in relation to the audit of these financial statements amounted to £1.19m (1995, £1.04m). Included in these figures are £0.1m (1995, £0.1m) in respect of the Company. Other fees paid to Price Waterhouse, which mainly comprised fees for the audits of regulatory returns and other audit related work in the UK, amounted to £0.6m (1995, £0.5m).

34. Exchange rates

	1996	1995
Principal rates of exchange used for translation into sterling at the end of the year:		
Australian dollars	2.15	2.09
French francs	8.90	7.59
Netherlands guilders	2.96	2.49
United States dollars	1.71	1.55

35. Employee information

	1996	1995
Average number of employees		
UK		
– Life and pensions	3,912	3,975
– General insurance	962	1,291
– Investment management	401	402
– Financial services	685	974
– Other	135	174
Total UK employees	6,095	6,816
Australia	680	610
France	191	188
Netherlands	102	67
USA	266	300
Worldwide employees	7,334	7,981

Aggregate gross remuneration	£m	£m
Wages and salaries	160.8	162.9
Social security costs	15.4	16.3
Other pension costs	13.3	12.1
	189.5	191.3

Included in the UK figures are 588 (1995, 652) part time employees with an aggregate gross remuneration of £5.1m (1995, £5.2m).

Supplementary Financial Statements

Consolidated Profit and Loss Account – Achieved Profits Basis

Year ended 31 December 1996

	1996 £m	1995 £m
UK life and pensions business – operating profit	540	491
– release of reserves	–	237
	540	728
Overseas life and pensions business	59	59
General insurance business	30	23
Other operations	20	11
Shareholders' other income	5	11
Profit from continuing operations	654	832
Profit from discontinued commercial GI business	–	19
Profit on sale of commercial GI business	70	–
Profit on ordinary activities before tax	724	851
Profit attributable to shareholders	543	632
Transfer from UK long term fund (net)	£139m	£122m
Dividends payable	£139m	£120m
Dividend per share	11.13p	9.76p
Earnings per share:		
– based on profit from continuing operations after tax	39.37p	50.12p
– based on profit attributable to shareholders	43.90p	51.42p
Shareholders' funds	£3,589m	£3,204m
Core shareholder debt	£155m	£176m

Table of Contents

Consolidated Balance Sheet – Achieved Profits Basis

As at 31 December 1996

	1996 £m	1995 £m
Assets		
Investments	44,255	36,446
Long term in-force business (note 1 (c))	1,608	1,508
Other assets	1,533	1,503
Total assets	47,396	39,457
Liabilities		
Shareholders' funds	3,589	3,204
Subordinated liabilities	118	117
Fund for future appropriations	3,313	2,922
Technical provisions	38,974	31,887
Creditors	1,402	1,327
Total liabilities	47,396	39,457

Notes to supplementary financial statements

1. Basis of Preparation

(a) These supplementary financial statements, which are presented in summary form, have been audited by Price Waterhouse. They have been prepared in conjunction with the consulting actuaries – Tillinghast Towers-Perrin in the UK, Australia and the Netherlands; Milliman & Robertson in the US; Befec-Price Waterhouse in France.

(b) The basis adopted for reporting in these statements is in accordance with the draft guidance on 'Accounting in group accounts for proprietary companies' long term insurance business' issued in February 1996 by the Association of British Insurers. This guidance, which is still in the course of development, sets out a more realistic method for reporting shareholders' profits for long term business – 'Achieved Profits'. These statements are supplementary to those on pages 38 to 68 which have been prepared on the modified statutory solvency (MSS) basis.

(c) The long term in-force business is the embedded value of long term business, less the value of shareholders' net assets as reported in respect of long term business on the MSS basis.

(d) The method of calculation of the shareholders' funds attributed to UK long term business on the Achieved Profits basis is the same as that used for valuing the 'Shareholders' interest in the UK long term fund' reported in previous years, except for the valuation of Legal & General Investment Management (Holdings) Limited. In previous years, this company and its subsidiaries were included in the value of the shareholders' interest at a value based on original cost to the UK long term fund.

In these supplementary financial statements, all investment management subsidiaries are included at net asset value, except for the UK Managed Funds business of Legal & General Assurance (Pensions Management) Limited, a long term insurance company, which is included on the Achieved Profits basis. The net assets of these UK long term fund subsidiaries and the value of the in-force UK Managed Funds business, are attributed to the investment management business. The net assets of other UK long term fund operating subsidiaries are included in Other operations.

2. Description of Achieved Profits Methodology

The Achieved Profits basis of reporting long term business recognises profit as it is earned over the lives of insurance contracts. Unlike the MSS basis, the timing of profit is not directly related to the incidence of bonus distribution to policyholders or the timing of statutory surplus, although the total profit earned over the life of each contract is the same under both methods.

The Achieved Profits basis has regard to the cashflows available for the benefit of shareholders over the lifetime of a contract. These cashflows are determined by reference to the statutory solvency accounts for a long term fund or company. The assets representing the fund or company on this basis are firstly attributed to supporting long term technical provisions or, where relevant, with-profits funds. Additional assets may be regarded as locked in to meet a target level of solvency cover. The balance of assets then represents the shareholders' net worth.

The cashflows are projected for both the in-force business and shareholders' net worth. The present value of these cashflows together represent the embedded value of the long term business. The amount of profit recognised in a period, net of tax, is the increase in the embedded value before any distributions to, or capital injections from, shareholders.

Cashflow Projection

The calculation of embedded value requires the projection of cashflows over the duration of in-force policies. Actuarial modelling techniques are used, which make assumptions about future economic and investment conditions, together with detailed assumptions on, inter alia, mortality, persistency, morbidity and expenses. These actuarial assumptions are based on recent operating performance and experience and are reviewed annually. Favourable changes in operating experience are not anticipated until the improvement in experience is reasonably certain.

Future investment returns are projected by one of two methods. The first method is based on an assumed investment return attributed to assets at their market value. The second method, which is used where the investments of a subsidiary are substantially all fixed interest, projects the cashflows from the current portfolio and assumes a reinvestment rate for surplus cashflows, which has regard to current economic conditions. The assumed rates of discount and inflation have regard to the investment return assumptions.

For participating with-profits business, bonus rates are assumed at a level which would eventually utilise all the assets supporting that business.

The projected cashflows are discounted to present value using after tax discount rates which reflect the time value of money, and include a risk margin to allow for the uncertainty of the cashflows projected. The inclusion of risk margins in discount rates and the allowance for capital locked into supporting the business, result in a prudent recognition of profit in each period.

Analysis of Profit

The contribution to profit in a period arises from three main sources: new business written; the management of in-force business; and from shareholders' net worth.

The contribution from new business represents the value recognised as at the end of the year from new business written in the year, less the actual cost of acquiring that business and of establishing technical provisions and reserves. The risk discount rate can be regarded as the target rate of return, so that a positive contribution from new business represents the value created in excess of that required to meet the target rate.

As policies age, and assuming that experience is in line with assumptions, the value of the in-force book increases due to the effect of the time value of money and the release of the risk margin in the discount rate and is reduced by cashflow made available to shareholders. In practice, experience will vary from the assumptions and management's success in the administration of the in-force business will be reflected in the experience variances included in the reported profit.

The effects of changes in assumptions are also included in the contribution from in-force business and any material contribution from this source is disclosed.

Tax

The projections also take into account all tax which is expected to be paid, including tax which would arise if shareholders' retained profits were eventually to be distributed.

Because the value of the new and in-force business is calculated using discounted projections of after-tax distributable profits, the profit recognised in each financial period is an after-tax result. The profit before tax is calculated by grossing up after-tax profit at the full rate of corporate tax for each country. The contribution from shareholders' net worth is a pre-tax figure; the associated tax is included in the tax charge.

3. Segmental analysis of results

(a) Analysis of profit before tax from continuing operations

	1996 £m	1995 at 1996 exch. rates £m	1995 £m
Life and pensions			
UK – operating profit	540	491	491
– release of reserves	–	237	237
Australia	21	20	21
USA	20	19	20
France	8	6	7
Netherlands	10	9	11
	599	782	787
General insurance business	30	23	23
Investment management	30	26	26
Other operations	(10)	(15)	(15)
Shareholders' other income	5	11	11
Profit before tax from continuing operations	654	827	832

(b) Analysis of contribution from long term business

	UK Life & Pensions		UK Managed Funds		Overseas		Total	
	1996 £m	1995 £m	1996 £m	1995 £m	1996 £m	1995 £m	1996 £m	1995 £m
New business	90	28	15	14	4	3	109	45
In-force business (i)	272	273	8	6	36	43	316	322
Shareholders' net worth	178	190	–	–	19	13	197	203
Release of reserves (ii)	–	237	–	–	–	–	–	237
Profit before tax	540	728	23	20	59	59	622	807
Tax	(140)	(186)	(7)	(7)	(20)	(22)	(167)	(215)
Profit after tax	400	542	16	13	39	37	455	592

(i) The aggregate effect of changes to economic assumptions, including changes in discount rates, was not material in 1996 and 1995.

(ii) The release of reserves no longer required to support with-profits business announced in November 1995 amounting to £159m, net of tax, £237m before tax, arose from the demonstrated financial strength of the UK long term fund.

(c) Movement in embedded value

At 1 January	2,648	2,227	22	13	480	390	3,150	2,630
Exchange rate movements	–	–	–	–	(39)	3	(39)	3
	2,648	2,227	22	13	441	393	3,111	2,633
Profit after tax	400	542	16	13	39	37	455	592
Capital movement	(20)	(4)	–	–	–	57	(20)	53
Distributions	(138)	(117)	(7)	(4)	(5)	(7)	(150)	(128)
At 31 December	2,890	2,648	31	22	475	480	3,396	3,150

(d) Analysis of embedded value

Shareholders' net worth	1,308	1,189	–	–	211	200	1,519	1,389
Value of in-force business	1,582	1,459	31	22	264	280	1,877	1,761
At 31 December	2,890	2,648	31	22	475	480	3,396	3,150

3. Segmental analysis of results *Continued*

Embedded values represent the sum of shareholders' net worth and the value of in-force business, where shareholders' net worth comprises shareholders' capital associated with the long term business. This is adjusted, where applicable, for an amount locked-in to satisfy solvency requirements. For the UK life and pensions business, shareholders' net worth comprises the shareholders' retained capital and the sub-fund, both net of allowance for tax, but excludes the net assets of £31m (1995, £7m) of long term fund operational subsidiaries.

(e) Analysis of shareholders' funds

	1996 £m	1995 at 1996 exch. rates £m	1995 £m
Embedded value of life and pensions businesses			
UK	2,890	2,648	2,648
Australia	184	174	179
USA	205	192	212
France	33	29	34
Netherlands	53	46	55
	3,365	3,089	3,128
General insurance business	394	288	288
Investment management*	56	36	36
Other operations	24	10	10
Borrowings other than for mortgages	(155)	(158)	(176)
Proposed final dividend	(95)	(82)	(82)
	(250)	(240)	(258)
	3,589	3,183	3,204

* Including £31m (1995, £22m) embedded value of UK Managed Funds business.

4. Assumptions

UK

The key assumptions for the UK funds are set out below. They are consistent with the assumptions which have been described in previous Group Report and Accounts with one exception, the value attributed to the investment management business discussed in note 1 (d) above.

i) The assumed future pre-tax return on fixed interest securities is set by reference to redemption yields available in the market at the end of the reporting period. The corresponding returns on equities and property are set by reference to this fixed interest assumption.

Type of investment	1996 %	1995 %
Fixed interest and RPI-linked	8.0 p.a.	8.0 p.a.
Equities and property	10.5 p.a.	10.5 p.a.

ii) The risk discount rate, which has been set by reference to the assumed future investment returns, is 10% p.a. net of tax (1995, 10% p.a.). Potential transfers are discounted from the time at which they are assumed to become available for distribution to shareholders. Thus, capital retained in the long term fund to support the business is not assumed to be immediately available for distribution and is hence included at a discounted rate.

iii) The assumed expense and earnings inflation rates are both 5.25% p.a. (1995, 5.25% p.a.). For indexation purposes the inflation rate has been set at 4.25% p.a. (1995, 4.25% p.a.).

iv) Assets are valued at their market value, adjusted in the case of fixed interest and RPI-linked investments to reflect the assumed interest and inflation rates.

v) The value of the sub-fund is the discounted value of projected investment return for a period of 15 years (1995, 10 years).

vi) The value of new business has been calculated using actual acquisition costs.

vii) The value reflects a prudent allowance for compensation in relation to pensions transfers and opt-outs.

4. Assumptions *Continued*

viii) Future bonus rates have been set at levels which would fully utilise the assets supporting with-profits business. The proportion of profits derived from with-profits business allocated to shareholders has been assumed to be 10% throughout.

ix) The value of the Managed Funds in-force business assumes a margin of prudence over recent persistency experience, and further limits the cashflows projection to ten years.

x) Other actuarial assumptions have been set at levels commensurate with recent operating performance and experience, including those for mortality, persistency and maintenance expenses (excluding exceptional costs). These are reviewed annually.

xi) Business in force comprises previously written single premium, regular premium and recurrent single premium contracts. For this purpose, DSS rebates have not been treated as recurrent. For Managed Funds, new business consists of monies received from new clients and incremental receipts from existing clients, and excludes the roll-up of the investment returns.

Overseas

The embedded values reflect best estimate assumptions of future cashflows available to shareholders and operating experience and are discounted at a risk rate set by reference to assumed future investment returns or reinvestment rates. The key assumptions for the two major overseas territories are:

– Australia

The assumed future pre-tax investment return is 7.5% p.a. (1995, 8.5% p.a.) on fixed interest, and 9.5 – 11.5% p.a. on equities and property (1995, 10.5 – 12.5% p.a.). The risk discount rate is 11.0% p.a. net of tax (1995, 12.0% p.a.).

– USA

The assumed future pre-tax return is projected from the actual investment portfolio less specific margins for the risks associated with the investments. The reinvestment rate is 7.10% p.a. (1995, 6.35% p.a.) and the risk discount rate is 9.10% p.a. net of tax (1995, 8.35% p.a.).

Report of the Auditors

to the directors of Legal & General Group Plc on the supplementary financial statements.

We have audited the supplementary financial statements on pages 69 to 74 which have been prepared in accordance with the achieved profits basis as set out in note 1 on page 70 and which should be read in conjunction with the notes to the financial statements prepared on the modified statutory solvency basis which are on pages 37 to 68.

Respective responsibilities of directors and auditors

As described on page 36, the Company's directors are responsible for the preparation of financial statements. It is our responsibility to form an independent opinion, based on our audit, on these supplementary financial statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in these supplementary financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of these statements and of whether the accounting policies are appropriate to the circumstances of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that these supplementary financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the supplementary financial statements.

Opinion

In our opinion, the supplementary financial statements have been properly prepared in conformity with the methodology and disclosure requirements contained in the "Draft guidance on accounting in group accounts for proprietary companies' long term insurance business" issued by the Association of British Insurers dated February 1996 in respect of information which is supplementary to financial statements prepared on a modified statutory solvency basis.

Price Waterhouse

PRICE WATERHOUSE
Chartered Accountants
London, 12 March 1997

Five Year Financial Review

Consolidated Profit & Loss Account	1996 £m	1995 £m	1994 £m	1993 £m	1992 £m
Long term business	250.0	219.8	167.6	151.7	150.7
General insurance business	29.9	42.2	20.6	27.3	(61.0)
Other operations	6.6	(1.8)	(1.6)	(2.7)	(5.0)
Shareholders' other income (outgo)	4.9	11.1	(18.0)	4.7	(0.2)
Operating profit	291.4	271.3	168.6	181.0	84.5
Reclassification of SRC	1,402.7	–	–	–	–
Change in SRC	172.9	–	–	–	–
	1,575.6	–	–	–	–
Sale of commercial GI business	70.0	–	–	–	–
Profit on transfer of businesses to the UK Life Fund	–	–	–	–	31.6
Profit on Ordinary Activities Before Tax	1,937.0	271.3	168.6	181.0	116.1
Tax	(136.5)	(76.1)	(57.6)	(32.2)	(26.4)
Dividends	(138.8)	(120.4)	(106.3)	(98.4)	(92.9)
Retained Profit (Loss)	1,661.7	74.8	4.7	50.4	(3.2)
Life and Pensions New Business					
New business premiums					
Annual	211.8	185.6	200.3	199.2	196.3
Single	1,438.8	752.1	921.5	1,196.3	874.6
Gross Premium Income					
Life and pensions	2,902.0	2,052.5	2,211.1	2,414.1	2,058.8
General insurance	274.4	374.4	413.9	458.9	454.6
Consolidated Balance Sheet					
Investments	44,255	36,446	29,623	29,449	21,635
Other assets	1,626	1,607	1,712	951	1,021
Total Assets	45,881	38,053	31,335	30,400	22,656
Share capital	124	123	123	122	121
Share premium	53	43	34	31	26
Profit and loss account	1,897	260	175	171	115
Shareholders' funds	2,074	426	332	324	262
Subordinated loan	118	117	117	117	–
Technical provisions and FFA (Note 1)	42,287	36,183	29,813	29,034	21,580
Amount owed to credit institutions	636	532	444	370	404
Creditors and other provisions	766	795	629	555	410
Total Liabilities	45,881	38,053	31,335	30,400	22,656
Share Statistics	p	p	p	p	p
Earnings per share – operating profit (Note 2)	16.57	14.68	9.07	12.21	5.39
Dividends per share	11.13	9.76	8.68	8.04	7.64
Market price at 31 December	372	268	173	201	166

Note 1 Includes estimated gross up for deferred acquisition costs and reinsurers' share of provisions in 1992 and 1993.

Note 2 Earnings per share from 1995 excludes earnings from commercial GI business discontinued in 1996.

Notice of Annual General Meeting

Notice is hereby given that the 18th Annual General Meeting of Legal & General Group Plc will be held at Cinema 1, Barbican Centre, Silk Street, London EC2Y 8DS on Wednesday, 14 May 1997 at 11.30 am for the following purposes:

1. To receive and consider the Report and Accounts for the year ended 31 December 1996 and to declare a dividend.
2. By separate resolutions to reappoint the following as directors of the Company:

   (a) C J Bowen
   (b) H M R Chapman
   (c) R J Margetts
   (d) D J Prosser

3. To reappoint Price Waterhouse as auditors and authorise the directors to determine their remuneration.

To consider and, if thought fit, to pass the following resolution, which will be proposed as an ordinary resolution:

4. ORDINARY RESOLUTION That the directors of the Company be and they are hereby generally and unconditionally authorised, pursuant to Section 80 of the Companies Act 1985, to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of that Act) up to an aggregate nominal amount of £6,205,000, being 5% of the issued share capital of the Company as at 31 December 1996, in substitution for all previous such authorities, provided that this authority shall (unless renewed) expire on the conclusion of the Annual General Meeting of the Company to be held in 1998, except that the Company may at any time prior to the expiry of such authority make an offer or agreement which would or might require relevant securities to be allotted after the expiry of such authority.

To consider and, if thought fit, to pass the following resolution, which will be proposed as a special resolution:

5. SPECIAL RESOLUTION That, subject to the passing of resolution No. 4, the directors of the Company be and they are hereby authorised, pursuant to Section 95 of the Companies Act 1985, to allot equity securities (within the meaning of Section 94 of that Act) under the authority conferred by resolution No. 4 as if Section 89(1) of that Act did not apply, provided that this authority shall be limited to:

(a) the allotment of equity securities in connection with a rights issue in favour of shareholders where the equity securities are offered to each shareholder in the same proportion (as nearly as may be) to the number of shares held by each shareholder (subject to such exclusions or other arrangements as the directors of the Company may think fit in connection with fractional entitlements or legal or practical problems arising in connection with the laws of, or requirements of, any recognised regulatory body or stock exchange in any territory); and

(b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal value of £6,205,000, being 5% of the issued share capital of the Company as at 31 December 1996 and shall expire fifteen months following the passing of this resolution or, if earlier, on the conclusion of the Annual General Meeting of the Company to be held in 1998 except that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors of the Company may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

To consider as special business and, if thought fit, to pass the following resolution, which will be proposed as a special resolution:

6. SPECIAL RESOLUTION That the directors of the Company be and they are hereby granted, pursuant to Article 7 of the Articles of Association of the Company and in accordance with Section 166 of the Companies Act 1985, general and unconditional authority to make market purchases of any of its ordinary shares upon, and subject to, the following conditions:

(a) the maximum number of ordinary shares in the Company hereby authorised to be acquired is 60,000,000 shares, being 4.8% of the issued share capital of the Company as at 31 December 1996;

(b) the minimum price which may be paid for each ordinary share is 10p;

(c) the maximum price which may be paid for ordinary shares is an amount equal to 105% of the average of the middle market quotations for an ordinary share taken from the London Stock Exchange Daily Official List for the ten business days immediately preceding the day on which the ordinary shares are purchased;

(d) the authority hereby conferred shall (unless renewed) expire at the conclusion of the Annual General Meeting to be held in 1998 except that the Company may at any time prior to the expiry of such authority enter into a contract for the purchase of ordinary shares which would or might be completed wholly or partly after the expiry of such authority.

By Order of the Board

D W Binding
Group Secretary
12 March 1997

Registered Office:
Temple Court,
11 Queen Victoria Street,
London EC4N 4TP.

Registered in England & Wales
No. 1417162

Notes

(1) A member entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not also be a member.

(2) Copies of executive directors' service contracts and the register of directors' share interests kept pursuant to Section 325 of the Companies Act 1985 are available for inspection during normal working hours at the registered office and 15 minutes prior to and at the Annual General Meeting.

Financial Calendar

14 May 1997
Annual General
Meeting

○

2 June 1997
Payment
of Final Dividend
for 1996
(to members
registered on
2 May 1997)

○

11 September 1997
Publication
of Half Year Results
for 1997
and Declaration
of Interim Dividend

○

1 December 1997
Payment
of Interim Dividend
for 1997
(to members
registered on
7 November 1997)

Shareholder Information

Shareholders at 31 December 1996

Categories of ordinary shareholders and ranges of shareholdings at 31 December 1996 are:

	Shareholders		Shares	
	Number	%	Number	%
Category of Shareholder				
Individuals	24,396	72.8	147,093,391	11.8
Insurance companies	327	1.0	29,478,430	2.4
Nominees	6,985	20.8	967,966,451	78.0
Investment and unit trusts and banks	866	2.6	18,203,306	1.5
Pension funds	20	0.1	18,599,449	1.5
Other corporate bodies	914	2.7	53,708,894	4.3
Local authorities	15	0.0	5,815,432	0.5
	33,523	100.0	1,240,865,353	100.0

	Shareholders		Shares	
	Number	%	Number	%
Range of Holdings				
1 – 20,000	30,968	92.4	118,313,505	9.5
20,001 – 100,000	1,662	4.9	65,809,653	5.3
100,001 – 500,000	557	1.7	127,384,435	10.3
500,001 and over	336	1.0	929,357,760	74.9
	33,523	100.0	1,240,865,353	100.0

Other shareholder information

Registrars: The Company's share register is administered by Exchange Registrars Ltd, 18 Park Place, Cardiff CF1 3PD (Tel: (01222) 371210). All shareholder enquiries should be addressed to Exchange Registrars Ltd.

Dividend: The record date for the proposed final dividend for 1996, payable on 2 June 1997, is 2 May 1997 and the shares will trade ex-dividend on the London Stock Exchange from 28 April 1997.

Multiple Share Certificates: Shareholders with more than one certificate for shares may arrange for them to be consolidated into one certificate by contacting Exchange Registrars Ltd.

Personal Equity Plan (PEP): The Legal & General Single Company PEP is managed by Legal & General (Portfolio Management Services) Ltd, a wholly owned subsidiary of the Company. The PEP provides a method by which persons, aged 18 years or more and resident in the UK for tax purposes, can hold shares in the Company. For further information please contact Trevor Johnson, PEP Administrator on 0171-489-1888 ext. 5609.

Capital Gains Tax: For the purpose of calculating UK capital gains tax, the market value on 31 March 1982 of each of the shares, after adjusting for the 1986 capitalisation issue and the 1996 split, was 31.984p.

Close Company Provisions: The Company is not a close company within the terms of the Income and Corporation Taxes Act 1988.

SEAQ page 45351
Topic page 263

Legal & General Group Plc
Temple Court, 11 Queen Victoria Street
London EC4N 4TP
Telephone 0171 528 6200
Telex 892971

Group subsidiaries are fully authorised as appropriate under the Financial Services Act in respect of their activities in the United Kingdom.

This annual report is printed on paper produced from totally chlorine free (TCF) pulp, 60% recovered fibre, and from fully sustainable forests.

Published by Black Sun Plc

Photography by James Wormser
Directors Photography by Marcus Pietrik
Cover concept by Johnson Banks
Printed by CTD Printers

Legal & General

trust us to deliver